--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           RENTAL SERVICE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           RENTAL SERVICE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   76009V102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                ROBERT M. WILSON
   EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                           RENTAL SERVICE CORPORATION
                     6929 EAST GREENWAY PARKWAY, SUITE 200
                           SCOTTSDALE, ARIZONA 85254
                                 (480) 905-3300
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

     ELIZABETH A. BLENDELL, ESQ.                MARK D. GERSTEIN, ESQ.
           LATHAM & WATKINS                        LATHAM & WATKINS
  633 WEST FIFTH STREET, SUITE 4000             233 SOUTH WACKER DRIVE
  LOS ANGELES, CALIFORNIA 90071-2007           SEARS TOWER, SUITE 5800
            (213) 485-1234                   CHICAGO, ILLINOIS 60606-6401
                                                    (312) 876-7700

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Rental Service Corporation, a Delaware corporation ("RSC"). The address of the principal executive offices of RSC is 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona 85254. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the common stock, par value $.01 per share, of RSC (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (as amended, the "Rights Agreement"), between RSC and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). References in this
Schedule 14D-9 to "Shares" shall mean shares of Common Stock and, unless the context otherwise requires, shall include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer by Pandion Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a price of $29.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 and the related Letter of Transmittal (which together constitute the "Atlas Offer"). The Atlas Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 29, 1999 (the "Schedule 14D-1"), as filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on such date.

    The Atlas Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 1999, among RSC, Parent and Purchaser (the "Merger Agreement"). The Atlas Offer is subject to certain conditions, including the condition that at least a majority of the total issued and outstanding Shares on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Atlas Offer. The Atlas Offer is not subject to a financing condition. As described in the response to Item 3(b) below, the Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), as soon as practicable following completion of the Atlas Offer, Purchaser will be merged with and into RSC (the "Merger"), with RSC continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of RSC, Parent, Purchaser or the holder of any Shares or any shares of capital stock of Purchaser, each issued and outstanding Share (other than (1) Shares owned by RSC or by any wholly owned subsidiary of RSC or by Parent, Purchaser or any other wholly owned subsidiary of Parent, and (2) Shares held by stockholders of RSC who have properly demanded appraisal of such holder's Shares in accordance with the DGCL) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration").

    Based on information set forth in the Schedule 14D-1, the principal executive offices of each of Parent and Purchaser are located at 1211 Hamburg Turnpike, Suite 214, Wayne, New Jersey 07470.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of RSC, which is the entity filing this
Schedule 14D-9, are set forth in the response to Item 1 above.

    (b) Except as set forth in this Schedule 14D-9 or in SCHEDULE I attached hereto or as otherwise incorporated by reference herein, to the knowledge of RSC, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between RSC or its affiliates and: (1) RSC, its executive officers, directors or affiliates; or (2) Parent, Purchaser or the respective officers, directors or affiliates of Parent or Purchaser.

    THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference herein.

    THE ATLAS OFFER. The Merger Agreement provides that Purchaser will commence the Atlas Offer and that, upon the terms and conditions of the Merger Agreement and subject to the prior satisfaction or waiver of the conditions to the Atlas Offer (as set forth in Annex A to the Merger Agreement), Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Atlas Offer as soon as permitted under applicable law. The Merger Agreement provides that, without the prior written consent of RSC, neither Parent nor Purchaser will (1) decrease the Atlas Offer Price, (2) decrease the number of Shares sought pursuant to the Atlas Offer or change the form of consideration payable in the Atlas Offer, (3) change or amend the conditions to the Atlas Offer or impose additional conditions to the Atlas Offer, (4) change the expiration date of the Atlas Offer, or (5) otherwise amend, add or waive any term or condition of the Atlas Offer in any manner adverse to the holders of Shares; PROVIDED, HOWEVER, that if on any scheduled expiration date of the Atlas Offer any conditions to the Atlas Offer have not been satisfied or waived, Purchaser may, and at the request of RSC shall, from time to time, extend the expiration date of the Atlas Offer for up to 5 additional business days (but in no event shall Purchaser be required to extend the expiration date of the Atlas Offer beyond the 120th day following commencement of the Atlas Offer unless the Atlas Offer is on or after such date being extended due to the occurrence of certain events as described in Annex A to the Merger Agreement, in which case the Atlas Offer may be required by RSC to be extended to the 180th day following commencement of the Atlas Offer). Notwithstanding the foregoing, Purchaser may, (1) without the consent of RSC, extend the Atlas Offer for any period required by any applicable law, including without limitation, any rule, regulation, interpretation or position of the SEC applicable to the Atlas Offer and (2) make a one-time extension of the Atlas Offer if the conditions to the Atlas Offer shall have been satisfied or waived and the number of Shares that have been validly tendered and not withdrawn represent more than 50% but less than 90% of the total issued and outstanding Shares on a fully diluted basis; PROVIDED, HOWEVER, that in no event shall the extension permitted under the foregoing clause (2) exceed, in the aggregate, 10 business days. Notwithstanding anything to the contrary in the Merger Agreement, Parent may extend the Atlas Offer during (but only to the end of) the period in which RSC is attempting to cure a breach pursuant to the terms of the Merger Agreement. Parent and Purchaser agree, subject to the terms and conditions of the Merger Agreement, to use their best efforts to consummate the Atlas Offer.

    COMPOSITION OF THE RSC BOARD. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Atlas Offer for, not less than a majority of the total issued and outstanding Shares on a fully diluted basis pursuant to the Atlas Offer, Purchaser shall be entitled to designate such number of members of the Board of Directors of RSC (the "RSC Board") rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the RSC Board (giving effect, if applicable, to (1) the number of newly created directorships if the size of the RSC Board is increased and (2) the number of vacancies if the resignation of any directors is secured pursuant to the Merger Agreement) multiplied by the percentage that such number of Shares then owned beneficially or of record in the aggregate by Purchaser or Parent of the total issued and outstanding Shares on a fully diluted basis; PROVIDED, HOWEVER, that until the Effective Time there shall be at least two members of the RSC Board who are directors of RSC as of the date of the Merger Agreement ("Continuing Directors") and Parent and Purchaser shall use their best efforts to ensure that at least two Continuing Directors serve as directors of RSC until the Effective Time. Upon the written request of Purchaser, RSC shall, on the date of such request, either increase the size of the RSC Board or use its reasonable efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Purchaser's designees to be so elected to the RSC Board.

    Following the time that Purchaser's designees to the RSC Board as described above constitute at least a majority of the RSC Board and until the Effective Time, any (1) amendment or termination of the Merger Agreement, (2) amendment to the certificate of incorporation or the bylaws of RSC, (3) extension of time for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of RSC's rights hereunder, or (4) action by RSC with respect to the Merger Agreement and the transactions contemplated thereby which materially and adversely affects the interests of the stockholders of RSC, shall require, in addition to any other affirmative vote required under DGCL, the affirmative vote of not less than a majority of (1) the entire RSC Board, which majority shall include the concurrence of a majority of the Continuing Directors or (2) to the extent permitted under the DGCL, a committee of the RSC Board consisting of only Continuing Directors; PROVIDED, HOWEVER, that if the foregoing provisions relating to the concurrence of a majority of Continuing Directors or approval by a committee consisting of Continuing Directors are invalid or incapable of being enforced under applicable law, then neither Parent nor Purchaser shall approve (either in its capacity as a stockholder or as a party to the Merger Agreement, as applicable), and Parent and Purchaser shall use their reasonable efforts to prevent the occurrence of, any of the actions referred to above unless such actions shall have received the unanimous approval of the entire RSC Board.

    The provisions of the Merger Agreement relating to the election and designation of directors to the RSC Board and RSC's obligations in connection therewith are subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. An Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder is attached as SCHEDULE I to this Schedule 14D-9 and is incorporated by reference herein.

    THE MERGER. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, and in accordance with the DGCL, as soon as practicable following completion of the Atlas Offer, Purchaser will be merged with and into RSC. Following the Merger, the separate corporate existence of Purchaser shall cease and RSC shall continue as the Surviving Corporation and as a wholly owned subsidiary of Parent. At the Effective Time, by virtue of the Merger and without any action on the part of RSC, Parent, Purchaser or the holder of any Shares or any shares of capital stock of Purchaser, each issued and outstanding Share (other than (1) Shares owned by RSC or by a wholly owned subsidiary of RSC or by Parent, Purchaser or any other wholly owned subsidiary of Parent and (2) Shares held by stockholders of RSC who have properly demanded appraisal of such holder's Shares in accordance with the DGCL) will be converted into the right to receive the Atlas Offer Price, without interest (the "Merger Consideration"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be retired and shall cease to be outstanding, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such certificate, the Merger Consideration. At the Effective Time, each issued and outstanding share of capital stock of Purchaser shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that, at the Effective Time and without any further action on the part of RSC or Purchaser, the certificate of incorporation and bylaws of RSC shall be amended in its entirety to read as the certificate of incorporation and bylaws, respectively, of Purchaser read as in effect immediately prior to the Effective Time and, as so amended, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, provided that the certificate of incorporation shall be amended to reflect "Rental Service Corporation" as the name of the Surviving Corporation.

    In addition, pursuant to the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be. The officers of RSC immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

    RSC has also agreed pursuant to the Merger Agreement that, if required by the DGCL or RSC's certificate of incorporation or bylaws in order to consummate the Merger, RSC shall, as soon as practicable following the acquisition by Purchaser of Shares pursuant to the Atlas Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the Merger Agreement and the Merger (the "Stockholders Meeting"). If required by applicable law, as soon as practicable following Parent's request, RSC and Parent shall prepare and file with the SEC a proxy statement with respect to the Stockholders Meeting. Notwithstanding the foregoing, in the event Parent, Purchaser and/or any other subsidiary of Parent beneficially owns, in the aggregate, at least 90% of the outstanding Shares, RSC shall not be required to call the Stockholders Meeting or to file or mail such proxy statement, and RSC, Parent and Purchaser shall, at the request of Parent or RSC and subject to the terms and conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by Purchaser pursuant to the Atlas Offer without a meeting of stockholders of RSC in accordance with Section 253 of the DGCL.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, RSC has made various customary representations and warranties to Parent and Purchaser with respect to, among other matters, corporate organization and good standing, its subsidiaries, capital structure, authority and no conflicts, consents and approvals, reports and financial statements, information supplied, compliance with law, litigation, tax matters, absence of certain changes or events, material contracts, employee benefit and labor matters, environmental matters, intellectual property, no brokers or finders, opinions of financial advisors, RSC Board recommendation, insurance, its rental fleet, certain business practices, properties and compliance with Arizona statutes. Parent and Purchaser have made various customary representations and warranties to RSC with respect to, among other matters, corporate organization and good standing, capital structure, authority and no conflicts, consents and approvals, reports and financial statements, information supplied, no brokers or finders and financing.

    COVENANTS AND OTHER AGREEMENTS. Except as permitted by the Merger Agreement or to the extent consented to in writing by Parent, which consent shall not be unreasonably withheld or delayed, the Merger Agreement obligates RSC (and its subsidiaries under certain circumstances) during the period from the date of the Merger Agreement to the Effective Time, among other things, (1) to carry on its businesses in the usual, regular and ordinary course in all material respects, and use all reasonable efforts to preserve intact its present business organizations and preserve their relationships with customers, suppliers and others having business dealings with RSC, (2) not to declare or pay any dividends on or make other distributions in respect of any of its capital stock,
(3) not to split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, (4) not to repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock except as otherwise permitted under certain option agreements to effect cashless option exercises, (5) not to issue, deliver, sell, pledge or otherwise encumber (except as pledged on the date hereof and disclosed by RSC to Parent in connection with the Merger Agreement or in its SEC reports), or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or voting debt, or enter into any agreement with respect to any of the foregoing (other than the issuance of Shares upon the exercise of stock options or stock appreciation rights outstanding on the date of the Merger Agreement), (6) not to amend or propose to amend its certificate of incorporation or bylaws, (7) not to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of RSC or guarantee any debt securities of other persons other than intercompany debt or in the ordinary course of business, including, without limitation, indebtedness for acquisitions made in the ordinary course of business, consistent with past practices and involving an aggregate purchase price not exceeding $10 million, (8) not to make any loans, advances or capital contributions to, or investments in, any other person, other than intercompany loans or in the ordinary course of business, (9) not to pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business, and (10) not to increase the compensation payable or to become payable to any of its executive officers or employees or take any action with respect to the grant of any severance or termination pay, or stay, bonus or other incentive arrangement (other than pursuant to benefit plans and policies in effect on the date of the Merger Agreement), except, among other things, any such increases or grants made in the ordinary course of business.

    In addition to the foregoing, RSC shall not (1) revalue any of its assets in any material respect other than in the ordinary course of business or as required by generally accepted accounting principles; (2) sell, lease or otherwise encumber any of its properties or assets other than any such property or assets the value of which does not exceed $250,000 individually or $2,000,000 in the aggregate, except sales or encumbrances in the ordinary course of business; (3) make any capital expenditures except capital expenditures which, individually or in the aggregate, do not exceed $100 million (of which $85 million is for capital expenditures committed for which the properties have not yet been received) in the aggregate; (4) adopt a plan of complete or partial liquidation or dissolution; (5) change any material accounting principle, except as required by generally accepted accounting principles, the SEC or applicable law; or (6) settle or compromise any litigation or contractual dispute other than settlements or compromises where amounts paid by RSC do not exceed $250,000 or, in the aggregate, $1,000,000.

    Each of RSC and Parent shall cooperate with each other and use (and shall cause their respective subsidiaries to use) its reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Merger Agreement and applicable laws to consummate the Atlas Offer and consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable.

    TRANSACTION PROPOSALS. The Merger Agreement provides that, prior to the termination of the Merger Agreement, RSC will not (whether directly or indirectly through advisors, agents or other intermediaries), and will not authorize or permit any of its officers, directors, agents, representatives or advisors to:

    (1) solicit, initiate or knowingly encourage or facilitate the submission of inquiries, proposals or offers from any person (other than Purchaser or Parent) relating to (A) any acquisition or purchase of over 20% of the consolidated assets of RSC or of over 20% of any class of equity securities of RSC, (B) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any third party beneficially owning over 20% of any class of equity securities of RSC, or
       (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving RSC other than the transactions contemplated by the Merger Agreement (collectively, "Transaction Proposals");

    (2) agree to or recommend to its stockholders any Transaction Proposal; or

    (3) enter into or participate in any discussions or negotiations regarding a Transaction Proposal, or furnish to any person (other than Parent, Purchaser or any of their representatives) any information with respect to its business, properties or assets in connection with a Transaction Proposal;

PROVIDED, HOWEVER, that nothing in the Merger Agreement prohibits RSC (either directly or indirectly through advisors, agents or other intermediaries) from
(A) furnishing information pursuant to appropriate terms of confidentiality concerning RSC and its business, properties or assets to a third party who has indicated an interest in making a bona fide Transaction Proposal (provided, that if such confidentiality terms are less favorable to RSC in any material respect than the terms of the Confidentiality/Standstill

Agreement (as defined below), that the Confidentiality/Standstill Agreement shall be deemed amended to provide for such more favorable confidentiality terms), (B) engaging in discussions or negotiations with such third party, (C) following receipt of a bona fide Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (D) following receipt of a bona fide Transaction Proposal, failing to make or withdrawing or modifying its recommendation and/or declaration of advisability of the Atlas Offer and/or adoption of the Merger Agreement, and to the extent it does so, RSC may refrain from calling, providing notice of and holding the RSC Stockholders Meeting to adopt the Merger Agreement and from soliciting proxies or consents to secure the vote or written consent of its stockholders to adopt the Merger Agreement, (E) waiving the provisions of any confidentiality and/or standstill agreement to which RSC is a party (provided, that RSC shall be deemed to simultaneously waive any such provisions of the Confidentiality/Standstill Agreement), (F) taking any non-appealable, final action ordered to be taken by RSC by any court of competent jurisdiction and/or (G) making any disclosure or filing required by law (including, without limitation, Delaware state law and the rules and regulations promulgated under the federal securities laws), stock exchange rules or the rules, regulations, order or request of any governmental entity (including the SEC), but in each case referred to in the foregoing clauses (A) through (E) only to the extent that the RSC Board shall have concluded in good faith after consulting with its outside legal counsel and financial advisor that such action is consistent with the discharge of its fiduciary duties to the stockholders of RSC under applicable law; PROVIDED, FURTHER, that the RSC Board shall not take any of the foregoing actions referred to in clauses (A) through
(D) above, until after 24 hours notice to Parent with respect to such action. The RSC Board shall, to the extent that it has concluded in good faith after consulting with its outside legal counsel and financial advisors that such action is consistent with the discharge of its fiduciary duties to the stockholders of RSC under applicable law, promptly inform Parent of the initial material terms and conditions of such Transaction Proposal and the identity of the person making it.

    The Merger Agreement further provides that, upon execution of the Merger Agreement, RSC shall immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations conducted prior to the date of the Merger Agreement with respect to any Transaction Proposal with any party other than Parent, Purchaser or their representatives, and shall, upon consummation of the Atlas Offer, use its reasonable best efforts to cause any such other party in possession of confidential information about RSC that was furnished by or on behalf of RSC to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of such party. Notwithstanding anything to the contrary contained in the Merger Agreement, prior to the Effective Time, RSC may, in connection with a possible Transaction Proposal, refer any third party to such sections of the Merger Agreement which discuss the foregoing and to make a copy of such sections available to them.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, Parent and the Surviving Corporation shall cause to be maintained in effect (1) for a period of six years after the Effective Time, the current provisions regarding indemnification of current or former officers and directors (each an "Indemnified Party") contained in the certificate of incorporation or the bylaws of RSC or its subsidiaries and in any agreements between an Indemnified Party and RSC or its subsidiaries, provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any claim or claims shall continue until final disposition of any and all such claims, and (2) for a period of six years, policies of directors' and officers' liability insurance and fiduciary liability insurance equivalent to the current policies maintained by RSC (the "D&O Insurance") and which are, in the aggregate, no less advantageous to the insured and (provided that any substitution of policies shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective
Time) with respect to claims arising from facts or events that occurred on or before the Effective Time, provided, that (A) RSC following the Merger shall not be required to spend in excess of 200% of the amount spent on current annual premiums for the D&O Insurance (the "Premium Limit") per year therefor; PROVIDED, FURTHER that if RSC following the Merger would be required to spend in excess of the Premium Limit per year to obtain insurance having the maximum available coverage under such D&O Insurance policies, RSC will be required to spend up to such amount to maintain or procure insurance coverage pursuant hereto, subject to availability of such (or similar) coverage and (B) such policies may in the sole discretion of RSC be one or more "tail" policies for all or any portion of the full six year period, provided that such "tail" policies contain terms and conditions and provide coverage no less advantageous to the insureds than the terms, conditions and coverage in the D&O Insurance. RSC agrees that in the event it would be required to spend in excess of the Premium Limit per year to obtain insurance having the maximum available coverage under D&O Insurance policies, RSC will notify the officers and directors who are the beneficiaries thereof and permit such officers and directors to pay any excess amount over the Premium Limit which may be necessary to maintain such policies.

    In addition, for a period of six years after the Effective Time (provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any claim or claims shall continue until final disposition of any and all such claims), Parent shall indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification under the instruments described and to the extent set forth in clause (1) above. The Merger Agreement also provides that Parent will pay as incurred the reasonable fees and expenses of counsel selected by the Indemnified Party and reasonably acceptable to Parent (including the cost of any investigation and preparation and the cost of any appeal) incurred in connection therewith in the event any such Indemnified Party is or becomes involved in any action, proceeding or investigation in connection with any matter occurring prior to or on the Effective Time.

    TREATMENT OF OPTIONS AND CERTAIN OTHER STOCK INTERESTS IN THE MERGER; EMPLOYEE BENEFITS. At the Effective Time, each unexpired and unexercised outstanding option, whether or not then vested or exercisable in accordance with its terms, to purchase Shares (the "Options") previously granted by RSC or its subsidiaries under any plan, agreement or arrangement (collectively, the "RSC Equity Plans") shall be automatically converted into the right to receive from Parent, at the Effective Time, cash in an amount equal to the product of (1) the Merger Consideration minus the exercise price per share under such Option, multiplied by (2) the number of Shares which may be purchased upon exercise of such Option (whether or not then exercisable or vested), less any required withholding, and thereupon each Option shall terminate and each holder thereof shall have no further rights to any Shares. Prior to the Effective Time, RSC will take all action necessary to (1) shorten the offering period under RSC's Employee Qualified Stock Purchase Plan (as described in SCHEDULE I hereto) in which the Effective Time occurs so that such offering period terminates on the day prior to the Effective Time, and (2) terminate the Employee Qualified Stock Purchase Plan effective as of the Effective Time. Immediately prior to the Effective Time, the restrictions on all Shares of restricted Shares shall lapse and each such Share of restricted stock shall be fully vested and, at the Effective Time, shall be subject to conversion pursuant to the Merger Agreement into the right to receive the Merger Consideration, less any applicable withholding thereon. Similarly, at the Effective Time, each right of a person to be issued Shares, whether or not then vested or otherwise matured previously granted by RSC in connection with an acquisition (an "Issue Right"), shall be automatically converted into the right to receive from Parent, at the Effective Time, cash in an amount equal to the product of (1) the Merger Consideration, multiplied by (2) the number of Shares issuable pursuant to such Issue Right.

    In addition, Parent agrees that, and shall take all necessary action to ensure that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of RSC will continue to be provided with (whether by Parent, the Surviving Corporation or otherwise) employee benefit plans (other than stock option or other plans involving the potential issuance of securities of RSC and other incentive or performance based programs or arrangements) which in the aggregate are not materially less favorable to those currently provided by RSC to such employees, to the extent permitted under laws and regulations in force from time to time; PROVIDED, HOWEVER, that subject to compliance with this paragraph, Parent reserves the right to review all employee benefits after the Effective Time and to make such changes as it deems appropriate. Parent intends to cause the Surviving Corporation to provide or enter into incentive and performance based compensation plans or arrangements with management employees of RSC, the purpose of which will be to provide such management employees with incentive and performance based compensation at levels of benefits and performance targets which are to replace the incentive and performance based compensation that such management employees are eligible to participate in and receive from RSC on the date hereof (excluding any equity based incentive plans). For purposes of determining eligibility to participate, waiting periods, vesting and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective subsidiaries, employees of RSC and its subsidiaries as of the Effective Time shall receive service credit for service with RSC and its subsidiaries to the same extent such service credit was granted under RSC's employee benefit plans, programs, arrangements or contracts, subject to offsets for previously accrued benefits and no duplication of benefits. Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all written employment, severance and termination plans and agreements (including change in control provisions) of employees of RSC and its subsidiaries as in effect on the closing date of the Merger, subject to all rights to amend or terminate as set forth in the Merger Agreement and certain other agreements, plans and policies disclosed by RSC to Parent in connection with the Merger Agreement but excluding any obligations regarding compensation plans linked to equity performance or earnings per Share.

    CONDITIONS TO THE CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of Parent, Purchaser and RSC to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (1) RSC shall have obtained all approvals of holders of shares of capital stock of RSC necessary to approve the Merger Agreement and all the transactions contemplated thereby (including the Merger) to the extent required by law, (2) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (3) no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger,
(4) all required consents and all other authorizations, consents, orders and approvals of, and declarations and filings with, and all expirations of waiting periods imposed by, any governmental entity which, if not obtained in connection with the consummation of the transactions contemplated thereby, could reasonably be expected to have a material adverse effect on RSC or materially impair or delay the ability of RSC, Parent or Purchaser to consummate the transactions contemplated hereby shall have been obtained, waived, declared or filed or have occurred, as the case may be, and all such approvals shall be in full force and effect, and (5) Purchaser shall have commenced the Atlas Offer and shall have purchased, pursuant to the terms and conditions of the Atlas Offer, all Shares duly tendered and not withdrawn.

    TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, by action taken by the board of directors of the terminating party, whether before or after approval of the Merger Agreement and the transactions contemplated thereby by RSC's stockholders:

    (a) by mutual written consent of Parent and RSC;

    (b) by either RSC or Parent if the Merger shall not have been consummated by the date which is six months from the date of the Merger Agreement, provided that such date shall be extended to the date which is nine months from the date of the Merger Agreement in the event the conditions to the Merger have been or are capable of being satisfied at the time of such extension other than certain conditions which have been or are reasonably capable of being satisfied on or prior to the date which is nine months from the date of the Merger Agreement (such date, as it may be so extended, shall be referred to herein as the "Outside Date"); PROVIDED FURTHER that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation or condition under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date and shall not be available to Parent if it has purchased Shares pursuant to the Atlas Offer;

    (c) By RSC or Parent if the Atlas Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided that Parent may terminate the Merger Agreement pursuant to this paragraph only if Parent's or Purchaser's termination or withdrawal of the Atlas Offer is not in violation of the terms of the Merger Agreement or the Atlas Offer;

    (d) By either RSC or Parent if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of the Merger Agreement) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

    (e) By either Parent or RSC if any approval by RSC's stockholders required for the consummation of the Merger or the other transactions contemplated by the Merger Agreement shall not have been obtained at the Stockholders Meeting or any adjournment thereof by reason of the failure to obtain the required vote at a duly held meeting of RSC's stockholders or at any adjournment thereof;

    (f) By Parent, prior to the payment by Purchaser for Shares pursuant to the Atlas Offer, if (1) the RSC Board shall have withdrawn or materially and adversely modified its recommendation of the Atlas Offer or the adoption of the Merger Agreement (it being understood, however, that for all purposes of the Merger Agreement, the fact that RSC has supplied any person with information regarding RSC or has entered into discussions or negotiations with such person as permitted by the Merger Agreement, or the disclosure of such facts, shall not be deemed a withdrawal or modification of the RSC Board's recommendation of the Atlas Offer or the adoption of the Merger Agreement); (2) the RSC Board shall have recommended to the stockholders of RSC that they approve a Transaction Proposal other than transactions contemplated by the Merger Agreement and at least two business days have elapsed since the recommendation; or (3) a tender offer or exchange offer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning ascribed under Regulation 13D under the Exchange Act) of 50% or more of the outstanding Shares is commenced (other than by Parent or an affiliate of Parent) and the RSC Board recommends that the stockholders of RSC tender their shares in such tender or exchange offer;

    (g) By RSC, prior to the payment by Purchaser for Shares pursuant to the Atlas Offer, if RSC, following receipt of a bona fide Transaction Proposal, fails to make or withdraw or modify its recommendation and/or declaration of advisability of the Atlas Offer and/or adoption of the Merger Agreement;

    (h) By Parent, prior to the payment by Purchaser for Shares pursuant to the Atlas Offer, upon a material breach of any covenant or agreement on the part of RSC set forth in the Merger Agreement, or if (1) any representation or warranty of RSC that is qualified as to materiality shall have become untrue, or (2) any representation or warranty of RSC that is not so qualified shall have become untrue in any material respect; PROVIDED, HOWEVER, that if such breach is capable of being cured by RSC prior to the 21st day following written notice of such breach by Parent to RSC through the exercise of its best efforts, so long as RSC continues to exercise such best efforts, Parent may not terminate the Merger Agreement pursuant to this paragraph prior to such 21st day; or

    (i) By RSC, upon a material breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, or if (1) any representation or warranty of Parent or Purchaser that is qualified as to materiality shall have become untrue or (2) any representation or warranty of Parent or Purchaser that is not so qualified shall have become untrue in any material respect; PROVIDED, HOWEVER, that, if such breach is capable of being cured by Parent prior to the 21st day following written notice of such breach by Parent to RSC through the exercise of best efforts, so long as Parent continues to exercise such best efforts, RSC may not terminate the Merger Agreement pursuant to this paragraph prior to such 21st day;

    (j) By RSC, if Purchaser shall have failed to commence the Atlas Offer within the five business day period specified in the Merger Agreement or Purchaser fails to pay for validly tendered Shares in violation of the terms of the Atlas Offer or the Merger Agreement; or

    (k) By Parent or RSC, if the Atlas Offer terminates or expires on account of the failure of any condition specified in the Merger Agreement without Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition).

    TERMINATION FEES AND EXPENSES. The Merger Agreement provides that in the event that the Merger Agreement is terminated pursuant to paragraph (f) or (g) described under the heading "Termination" in the response to this Item 3(b) above, RSC shall pay Parent a cash fee of $20,000,000, which amount shall be payable by wire transfer of immediately available funds no later than two business days after such termination.

    AMENDMENTS; WAIVER. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by RSC's stockholders, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of the New York Stock Exchange, Inc. (the "NYSE") requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. At any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (2) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, and (3) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay on the part of any party to the Merger Agreement in exercising any right, power or privilege thereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party thereto of any right, power or privilege thereunder operate as a waiver of any other right, power or privilege thereunder, nor shall any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege thereunder. The failure of any party to the Merger Agreement to assert any of its rights thereunder or otherwise shall not constitute a waiver of those rights.

    GUARANTY

    In connection with the execution of the Merger Agreement, Atlas Copco AB, a corporation formed and organized under the laws of the Kingdom of Sweden ("Atlas Copco"), executed a guaranty, dated as of June 28, 1999 (the "Guaranty"), pursuant to which Atlas Copco unconditionally guarantees to RSC the prompt payment and performance of the obligations and agreements of Parent and Purchaser under the Merger Agreement. The guaranty obligation terminates immediately following the earlier of (1) the Effective Time, and (2) the termination of the Merger Agreement. The foregoing summary of the Guaranty is qualified in its entirety by reference to the complete text of the Guaranty, a copy of which is filed as Exhibit 2 hereto and is incorporated by reference herein.

    CONFIDENTIALITY/STANDSTILL AGREEMENT

    On June 14, 1999, RSC and Atlas Copco AB entered into a confidentiality/standstill letter agreement (the "Confidentiality/Standstill Agreement"). Pursuant to the terms of the Confidentiality/Standstill Agreement, Atlas Copco agreed, on its behalf and on behalf of its affiliates, including Parent and

Purchaser, and representatives, to, among other things, (1) keep confidential certain business and financial information concerning RSC and its subsidiaries and (2) for a period of one year not to, without the prior written consent of RSC or the RSC Board, among other things; (A) acquire directly or indirectly, by purchase or otherwise, of any securities (or beneficial ownership thereof), or rights to acquire any securities, of RSC or any subsidiary thereof; (B) effect, cause or participate in, directly or indirectly, any tender or exchange offer, merger, consolidation or other business combination involving RSC; (C) solicit proxies or written consents as to any voting securities of RSC (or seek to advise or influence any person with respect to the voting of any voting securities of RSC); (D) act, alone or in concurrent with others, to seek to control or influence RSC's management, the RSC Board or RSC's policies or propose any matter for submission to a vote of RSC's stockholders; or (E) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing. In addition, Atlas Copco agreed, on its behalf and on behalf of its affiliates, including Parent and Purchaser, that for a period of one year it would not, directly or indirectly, solicit for employment or employ certain employees of RSC and its subsidiaries without obtaining the prior written consent of RSC, subject to certain exceptions as described in the Confidentiality/Standstill Agreement.

    The foregoing summary of the Confidentiality/Standstill Agreement is qualified in its entirety by reference to the complete text of the Confidentiality/Standstill Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

    AGREEMENTS WITH MR. REID

    EMPLOYMENT AGREEMENT. RSC and Martin R. Reid are parties to an employment agreement, dated as of January 14, 1998 (as amended, the "Reid Employment Agreement"), pursuant to which Mr. Reid is employed as Chairman of the Board and Chief Executive Officer. The term of the Reid Employment Agreement expires on December 31, 2001, but will be automatically extended for one additional year at the end of each calendar year, unless earlier terminated. The Reid Employment Agreement provides for a base salary of no less than $500,000. Mr. Reid is also eligible to receive a yearly bonus of up to $500,000, if specified performance criteria are met. In addition, Mr. Reid is entitled to four weeks vacation and all benefits generally available to other RSC executives.

    The Reid Employment Agreement may be terminated by Mr. Reid or RSC at any time, with or without cause. In addition, if requested by the RSC Board, Mr. Reid will resign as Chief Executive Officer, but will remain as Chairman of the Board and devote at least 50% of his time to RSC. Beginning with the first full year after his resignation, Mr. Reid's base salary and corresponding bonus opportunity would each be reduced to $250,000. The RSC Board may also request that Mr. Reid step down as Chairman of the Board, and, in such circumstance, Mr. Reid would remain an RSC employee at a base salary not less than $125,000, depending on the time he devotes.

    Except where there has been a "change of control," if Mr. Reid's active employment in all capacities is terminated by RSC without "cause" (as defined in the Reid Employment Agreement), Mr. Reid will be entitled to receive severance pay equal to his then-current base salary through the remaining term of the Reid Employment Agreement, plus the maximum bonus opportunity available if he had continued in the position from which he was terminated. Mr. Reid will also be entitled to immediate vesting of all his unvested options and restricted stock. In addition, for the remainder of the term of the Reid Employment Agreement, Mr. Reid will be treated as an active employee for purposes of all benefits and will be entitled to health insurance coverage until age 65. No severance pay or benefit continuation will be available if Mr. Reid is terminated for cause or if he resigns (other than due to a breach of the Reid Employment Agreement by RSC) or is asked by the RSC Board to resign as Chief Executive Officer or step-down as Chairman of the Board. Under the Reid Employment Agreement, a "change of control" includes (1) the acquisition by any person (other than any employee benefit plan maintained by RSC) of beneficial ownership of 50% or more of the Shares; (2) the disposition of all or substantially all of the business of

RSC pursuant to a merger, consolidation or other transaction in which either RSC is not the surviving company or the stockholders of RSC immediately prior to the transaction do not continue to own at least 60% of the surviving corporation immediately after the transaction; or (3) individuals who constituted the RSC Board as of January 14, 1998 cease for any reason to constitute at least a majority of the RSC Board (provided that any individual whose election or nomination to the RSC Board was approved by at least two-thirds of the directors comprising the RSC Board as of the date of the Reid Employment Agreement shall be considered as though such individual were a member of the RSC Board as of January 14, 1998, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other actual or overtly and publicly threatened solicitation of proxies or consents by or on behalf of a person or entity other than the RSC Board).

    Upon a change of control, all of Mr. Reid's unvested stock options and restricted stock will vest. In addition, if within 24 months after a change of control, Mr. Reid is terminated without cause or voluntarily terminates his employment for "good reason" (as defined in the Reid Employment Agreement), then, in place of other severance payments, he will receive a payment equal to two and one-half times his highest base salary and annual bonus opportunity during the term of the Reid Employment Agreement prior to the change of control. RSC must also continue to provide Mr. Reid with health and life insurance comparable to that in effect on the date of the change of control for 30 months or until he is re-employed and eligible for health and life insurance benefits from a new employer that are at least as favorable as those provided by RSC. In addition, Mr. Reid will either be fully vested in his account under RSC's 401(k) plan (as described in SCHEDULE I attached hereto) upon the change of control or receive payments equal to the unvested portion of that account. RSC must also transfer to Mr. Reid the company-owned car he was using at the time of the change of control or pay him two and one-half times his annual car allowance.

    During the term of the Reid Employment Agreement, and for four years after any termination of employment for any reason, Mr. Reid cannot directly or indirectly engage in any business that competes with RSC, whether as an owner, director, officer, employee, consultant or otherwise, subject to limited investments in public companies and a pre-existing loan to a family member.

    If Mr. Reid's employment is terminated as a result of his death or disability, all of his unvested options and restricted stock will vest, and he or his estate will receive his unpaid base salary through the date of such death or disability plus a pro rata portion of his maximum bonus opportunity for that year.

    In connection with the execution of the Reid Employment Agreement, RSC accelerated the vesting of Mr. Reid's 200,000 then-outstanding options to purchase Shares and those options became immediately exercisable.

    RESTRICTED STOCK AND OPTION GRANTS. On January 14, 1998, Mr. Reid was granted options to purchase 190,000 Shares, vesting in equal installments over four years (or earlier if certain performance criteria are met), and 10,000 shares of restricted stock, vesting in equal installments over four years. However, the options will vest immediately if Mr. Reid presents a chief executive officer succession plan that is approved by the RSC Board, but in no event earlier than one year from the grant of such options. In addition, the vesting of the restricted stock may be accelerated under certain circumstances, including a "change of control" (as defined in the Reid Employment Agreement). On February 25, 1998, Mr. Reid surrendered to RSC options to purchase 57,000 Shares in order to ensure the number of Shares available for issuance pursuant to the 1996 Equity Participation Plan (as described in SCHEDULE I attached hereto) was sufficient to allow certain grants of stock options to other officers. On April 29, 1998, Mr. Reid was granted options to purchase 40,411 Shares and 16,589 shares of restricted stock. These options and restricted stock are subject to the same vesting as those granted in January 1998.

    On October 9, 1998, RSC issued Mr. Reid an additional 235,000 shares of restricted stock. The restricted stock is subject to vesting in equal installments over four years; however, the vesting may be accelerated under certain circumstances, including a "change of control" (as defined in the Reid Employment Agreement). RSC also entered into an agreement to loan Mr. Reid the amount of any tax liability resulting from this grant of restricted stock (up to $1.4 million). The loan accrues interest at a rate equal to the current rate on RSC's revolving credit facility (which, as of June 25, 1999 was equal to 7.3%), with principal and interest due upon 100% vesting of the restricted stock and in certain other circumstances. The loan is secured by the restricted stock and will be forgiven based on the market price of the Shares reaching certain levels, and in certain other circumstances if the vesting of the restricted stock is accelerated. At June 25, 1999, Mr. Reid owed RSC $1.4 million, including accrued interest, under this loan agreement.

    On January 4, 1999, Mr. Reid was granted options to purchase 200,000 Shares at an exercise price of approximately $15.13 per Share and vesting in equal installments over four years.

    TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

    RSC has entered into severance agreements (collectively, the "Severance Agreements") with Douglas A. Waugaman, Robert M. Wilson, Ronald Halchishak and David G. Ledlow providing for certain benefits upon termination of employment either by RSC without cause or by the executive officer due to a reduction in base salary and benefits (other than across the board salary cuts for employees at the executive officer's level or changes in benefits). These benefits include a lump sum severance payment equal to 100% of the executive officer's base salary, plus a pro rata portion of the current-year bonus opportunity, plus life, disability, accident and group health insurance benefits substantially similar to those received by the executive officer immediately prior to termination for a 12 month period. In addition, all stock options granted prior to 1996, all stock options scheduled to vest in the year of termination and one-third of all other stock options held by such executive officer, if any, shall become vested and exercisable effective as of the day immediately prior to the date of termination of the executive officer. As consideration for these benefits, each of Messrs. Wilson, Halchishak and Ledlow agreed that during the term of their Severance Agreement and for 12 months after termination of employment for any reason, they would not solicit any customers of RSC or hire or offer employment to any of RSC's employees. Mr. Waugaman agreed that during the term of his Severance Agreement and for 3 months after termination of employment for any reason he would not solicit any customers of RSC or hire or offer employment to any of RSC's employees. The Severance Agreements: (1) with Messrs. Halchishak and Ledlow will continue in effect through December 31, 2001,
(2) with Mr. Wilson will continue in effect through April 14, 2000, and (3) with Mr. Waugaman will continue in effect through June 30, 2001.

    RSC has also entered into executive severance agreements (collectively, the "Executive Severance Agreements") with Messrs. Waugaman, Wilson, Halchishak and Ledlow providing that upon a "change of control," they will be entitled to certain benefits upon the subsequent termination of their employment within two years following the change of control, unless the termination is due to death or disability or if the termination is by RSC for "cause" or by the officer other than for "good reason" (each as defined in the Executive Severance Agreements). The benefits under the Executive Severance Agreements include, in lieu of any other severance obligation of RSC, severance payments equal to 200% of the executive officer's base salary, plus an additional lump sum payment equal to the maximum bonus for the current year plus the following two years, plus certain "gross-up" payments if any of the other payments would be subject to "golden parachute" excise taxes. The benefits also include continuation of health and life insurance for 18 months following termination (unless earlier provided by another employer) and vesting of all 401(k) plan accounts. In addition, all stock options accelerate and become immediately vested and exercisable, and all restricted stock immediately vests following atermination that gives rise to the benefits under the Executive Severance Agreements. The Executive Severance Agreements also provide that, for 12 months following a termination that gives rise to the benefits thereunder, the executive officers will not compete with RSC. Under the Executive Severance Agreements, the term "change of control" has the same meaning given to such term in the Reid Employment Agreement. The Executive Severance Agreements are, except as specifically provided therein, in addition to the Severance Agreements.

    INDEMNIFICATION AGREEMENTS

    Each of the directors on the RSC Board has entered into an indemnification agreement with RSC which supplements the indemnification provisions set forth in RSC's bylaws (collectively, the "Indemnification Agreements"). The Indemnification Agreements generally provide that RSC will indemnify each director, subject to certain limitations and exclusions, for any damages, judgments, fines, penalties, settlements and costs, attorneys' fees and other amounts, including any expenses of establishing a right to indemnification under the Indemnification Agreements, incurred by such director in connection with any threatened, pending or completed claim, action, suit or other proceeding brought against or involving such director by reason of the fact that the director is or was an officer or director of RSC or arising out of any action or inaction taken while serving as a director. The Indemnification Agreements authorize the director to bring suit to enforce a claim or request for indemnification thereunder and to recover the expenses of prosecuting such suit if successful in whole or in part. RSC also agrees, at the request of the director, to advance the expenses of any proceeding (other than the amount of any settlement) giving rise to a claim for indemnification under the Indemnification Agreements, subject to repayment to the extent the director ultimately is not entitled to indemnification.

    CERTAIN STOCK OWNERSHIP INFORMATION; COMPENSATION OF DIRECTORS AND EXECUTIVE
     OFFICERS

    Certain information regarding securities of RSC owned beneficially or of record by RSC's directors, executive officers and affiliates and certain information with respect to the compensation of RSC's directors and executive officers is set forth in SCHEDULE I attached hereto and is incorporated by reference herein.

    OTHER EMPLOYEE BENEFIT AND COMPENSATION PLANS

    RSC maintains various other employee benefit and compensation plans, including RSC's Supplemental Severance Pay Plan, Supplemental Severance Pay Plan for Key Corporate Employees, Supplemental Severance Pay Plan for Key Field Employees, 401(k) Retirement Savings Plan, Stock Option Plan for Key Employees, 1996 Equity Participation Plan, Management Incentive Compensation Plan and executive incentive bonus plan, Executive Savings Plan, Survivor Protection Program and Employee Qualified Stock Purchase Plan. Each of the foregoing employee benefit and compensation plans are described in SCHEDULE I attached hereto and are incorporated by reference herein.

    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    From time to time, Brentwood Buyout Partners, L.P. ("BBP") has received investment banking fees from RSC in connection with certain acquisitions. Investment banking fees paid to BBP totaled $388,000 in 1996, $1.1 million in 1997, $0 in 1998 and $0 to date in 1999. RSC's obligation to pay these investment banking fees to BBP terminated upon the completion of RSC's initial public offering in 1996. However, RSC, in its discretion, may utilize BBP's investment banking services under the same fee arrangement. William M. Barnum, Jr., a general partner of BBP, also serves as a director of RSC. Mr. Barnum does not receive additional compensation from BBP for service as a director of RSC.

    In connection with the acquisition of Center Rentals & Sales in December 1997 ("Center Rentals"), RSC entered into leases for certain of Center Rentals' facilities with David P. Lanoha, a director of RSC, and certain partnerships affiliated with Mr. Lanoha. The leases initially expire in 2002, with options to extend for three periods of five years each. The aggregate annual rent under such leases is $720,000. RSC believes the terms of these leases are no less favorable than those that could be obtained from unaffiliated third parties. Prior to the acquisition of Center Rentals, these locations had been leased by Center Rentals from Mr. Lanoha and his affiliates and, in connection with the acquisition, these leases were terminated.

    The foregoing descriptions and those in SCHEDULE I attached hereto are qualified in their respective entireties by reference to the texts of the applicable contracts, agreements, plans, policies, arrangements and other documents, copies of which are filed as Exhibits 8 through 31 hereto and are incorporated by reference herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION AND BACKGROUND

    THE RSC BOARD HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ATLAS OFFER AND THE MERGER, HAS DETERMINED THAT EACH OF THE ATLAS OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF RSC'S STOCKHOLDERS, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT RSC'S STOCKHOLDERS ACCEPT THE ATLAS OFFER AND TENDER THEIR SHARES INTO THE ATLAS OFFER.

    On January 20, 1999, RSC and NationsRent, Inc. ("NationsRent") entered into an Agreement and Plan of Merger, dated as of January 20, 1999 (the "NationsRent Merger Agreement"), pursuant to which RSC and NationsRent would merge in a stock-for-stock transaction (the "NationsRent Merger").

    While the NationsRent Merger was pending, UR Acquisition Corporation ("UR Acquisition"), a wholly owned subsidiary of United Rentals, Inc. ("United Rentals"), and United Rentals commenced a tender offer (the "United Rentals Offer") on April 5, 1999 to purchase all outstanding Shares at a purchase price of $22.75 per Share, net to the seller in cash, without interest, subject to the terms and conditions described in the Tender Offer Statement on Schedule 14D-1 filed by United Rentals and UR Acquisition with the SEC on April 5, 1999, as amended. On April 13, 1999, United Rentals filed preliminary consent solicitation materials with the SEC to solicit the consent of RSC's stockholders to, among other things, remove the members of the RSC Board and replace them with United Rentals' nominees. United Rentals later withdrew six nominees who were executive officers and/or directors of United Rentals from its proposed slate and substituted six new nominees.

    On April 6, 1999, Lennart Johansson, Senior Vice President of Atlas Copco, contacted a representative of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to RSC ("Merrill Lynch"), to discuss recent developments in the equipment rental industry. During the conversation, Mr. Johansson made an unsolicited comment to the effect that Atlas Copco had no interest in RSC at that time.

    From April 8 through April 15, 1999, the RSC Board held four meetings to discuss the United Rentals Offer and related matters, including the status of the NationsRent Merger and the adoption of the Rights Agreement. On April 16, 1999, RSC filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC announcing the RSC Board's determination that the United Rentals Offer was inadequate and not in the best interests of RSC or its stockholders, and recommending that RSC's stockholders reject the United Rentals Offer and not tender their Shares pursuant to the United Rentals Offer. Also on April 16, 1999, Merrill Lynch delivered to the RSC Board its written opinion dated such date as to the inadequacy of the consideration being offered in the United Rentals Offer to RSC's stockholders (other than United Rentals and its affiliates), from a financial point of view. On April 19, 1999, RSC filed preliminary consent revocation materials with the SEC to solicit against the consent solicitation of United Rentals.

    On May 20, 1999, RSC and NationsRent mutually terminated the NationsRent Merger Agreement. In light of the termination of the NationsRent Merger Agreement, the RSC Board directed Merrill Lynch and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), co-financial advisors to RSC, to review the strategic alternatives available to RSC, including remaining an independent public company, and to promptly report the results of their review to the RSC Board. The RSC Board also determined that, until the completion of the review and evaluation process, the RSC Board was maintaining its recommendation against the United Rentals Offer.

    On May 24, 1999, a representative of Goldman, Sachs & Co. ("Goldman, Sachs"), financial advisor to United Rentals, attempted to contact Morgan Stanley by telephone on behalf of United Rentals. On May 25, 1999, a representative of Morgan Stanley responded to such contact and was informed by the representative of Goldman, Sachs that United Rentals would be interested in participating in any process that RSC may conduct as a result of the review and evaluation of RSC's strategic alternatives.

    On June 2, 1999, Mr. Johansson of Atlas Copco contacted Merrill Lynch. During this conversation, Mr. Johansson indicated to Merrill Lynch that, in light of the termination of the NationsRent Merger Agreement and the process being conducted by the RSC Board, Atlas Copco was reevaluating its position with respect to RSC.

    At a meeting of the RSC Board on June 8, 1999 in Scottsdale, Arizona (the "June 8 Meeting"), Merrill Lynch and Morgan Stanley made a joint presentation to the RSC Board with respect to their ongoing review and analysis of strategic alternatives available to RSC. During the presentation, Merrill Lynch informed the RSC Board that it had not changed its written opinion, dated April 16, 1999, as to the inadequacy, from a financial point of view, of the consideration being offered by United Rentals to RSC's stockholders (other than United Rentals and its affiliates) in the United Rentals Offer. Based on the joint presentation of Merrill Lynch and Morgan Stanley, the RSC Board confirmed its previous determination that the United Rentals Offer was inadequate and not in the best interests of RSC or its stockholders. The RSC Board also determined to continue to recommend that RSC's stockholders reject the United Rentals Offer and not tender their Shares pursuant to the United Rentals Offer and to continue to urge RSC's stockholders not to deliver consents to United Rentals to remove and replace the members of the RSC Board.

    At the June 8 Meeting, Merrill Lynch and Morgan Stanley informed the RSC Board of a contact received from a third party inquiring about the possibility of RSC acquiring such third party in a stock-for-stock transaction that would be accounted for as a purchase. After considering the matter, the RSC Board determined, with the advice of Merrill Lynch and Morgan Stanley, not to pursue discussions at that time.

    Following the joint presentation of Merrill Lynch and Morgan Stanley at the June 8 Meeting, the RSC Board discussed the matters presented and determined to further explore the strategic alternatives available to RSC. As part of the RSC Board's determination, the RSC Board authorized its financial and legal advisors to provide forms of confidentiality/standstill agreements to third parties, including United Rentals, interested in obtaining access to RSC's senior management and reviewing confidential business and financial information of RSC.

    At the June 8 Meeting, the RSC Board determined that the process of exploring RSC's strategic alternatives could result in RSC requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with RSC; could result in an agreement for a strategic transaction between RSC and a third party; could result in an auction of RSC involving multiple parties that have communicated expressions of interest in RSC; could result in a recapitalization or an investment in RSC by a third party; or could result in RSC remaining an independent public company.

    Merrill Lynch and Morgan Stanley contacted 36 potential strategic acquirors and financial investors regarding a potential acquisition of RSC, a leveraged buyout of RSC or a minority investment in RSC. A form of confidentiality/standstill agreement was distributed to third parties expressing an interest in participating in RSC's process, including United Rentals and Atlas Copco. Merrill Lynch and Morgan Stanley also continued to consider other strategic alternatives, including RSC remaining an independent public company and certain recapitalization transactions involving RSC. From June 9 through June 24, 1999, nine third parties executed confidentiality/standstill agreements with RSC. Subsequent to June 11, 1999, counsel to RSC negotiated the terms of a confidentiality/standstill agreement with counsel to United Rentals. RSC attempted to negotiate a confidentiality/standstill agreement with United Rentals which took into account RSC's process, United Rentals' participation in the process and United Rentals' pending tender offer and consent solicitation. These negotiations did not result in any agreement.

    On June 9, 1999, a representative of Merrill Lynch discussed the Atlas Copco confidentiality/standstill agreement with Mr. Johansson. Mr. Johansson indicated to Merrill Lynch that representatives of Atlas Copco would be traveling to the United States from Sweden during the week of June 14, 1999 and were available to conduct due diligence and meet with RSC's senior management during that week. Mr. Johansson further indicated that Atlas Copco desired to move quickly and was unwilling to participate in an auction involving RSC.

    On June 10, 11, 14 and 16, 1999, RSC's senior management and representatives of Merrill Lynch and Morgan Stanley met with financial investors which had expressed an interest in making a minority investment in RSC and which had executed a confidentiality/standstill agreement. One of these financial investors indicated an interest in reviewing due diligence materials and, on June 21 and 22, 1999, conducted a due diligence review and engaged in further discussions with RSC's senior management in Scottsdale, Arizona.

    From June 11 through June 13, 1999, counsel to Atlas Copco and counsel to RSC negotiated the terms of a confidentiality/standstill agreement. On June 14, 1999, Atlas Copco executed the Confidentiality/
Standstill Agreement. From June 14 through June 16, 1999, Atlas Copco, its legal counsel and its financial advisor, Credit Suisse First Boston, conducted a due diligence review of RSC in Scottsdale, Arizona and met with RSC's senior management.

    In connection with the process of reviewing and evaluating strategic alternatives, RSC received preliminary communications during the week of June 14, 1999 from third parties expressing an interest in making an investment in or acquiring RSC at a price per Share in excess of the $22.75 per Share being offered by United Rentals.

    During the week of June 21, 1999, three third parties, each of which was a party to a confidentiality/ standstill agreement with RSC, were furnished access to due diligence materials and RSC's senior management in Scottsdale, Arizona.

    On June 18, 1999, Merrill Lynch and Mr. Johansson engaged in a conversation regarding follow-up due diligence and related matters. Following a meeting of the Atlas Copco board of directors on June 22, 1999, Mr. Johansson contacted Merrill Lynch. During the conversation, Mr. Johansson emphasized that it was the view of the Atlas Copco board of directors that Atlas Copco would not participate in an auction, that it would not make a proposal without assurances that RSC would not shop such proposal and that it would withdraw any proposal that it made if RSC sought to shop such proposal. The possibility of Atlas Copco submitting a proposal to RSC was the subject of further discussions on June 23 and June 24, 1999 between Mr. Johansson and Merrill Lynch and between counsel for RSC and counsel for Atlas Copco.

    On June 24, 1999, the RSC Board held a telephonic meeting at which outside legal counsel to RSC advised the RSC Board of its fiduciary duties and updated the RSC Board on the status of negotiations with United Rentals concerning the confidentiality/standstill agreement. Merrill Lynch, Morgan Stanley and RSC's senior management updated the RSC Board on the status of the review of strategic alternatives, including the status of third parties participating in the process. Merrill Lynch related to the RSC Board its conversations with Mr. Johansson.

    On June 25, 1999, at the invitation of RSC, Parent submitted a written proposal (as supplemented on June 26, 1999, the "Atlas Proposal"). Under the Atlas Proposal, Parent offered to acquire RSC at a price of $29.00 per Share in a transaction structured as a cash tender offer followed by a second-step merger. The Atlas Proposal was not conditioned upon additional due diligence or the receipt of financing for the transaction.

    From June 26 through June 27, 1999, RSC and Atlas Copco and their respective advisors negotiated the terms of the Merger Agreement and related documents. On June 27, 1999, the RSC Board held a meeting in Los Angeles, California (the "June 27 Meeting") with all members except Martin R. Reid attending to discuss the Atlas Proposal. At the June 27 Meeting, outside legal counsel to RSC reviewed with the RSC Board its fiduciary duties. Merrill Lynch and Morgan Stanley reviewed the results of the process of exploring RSC's strategic alternatives. Merrill Lynch and Morgan Stanley made a joint presentation to the RSC Board with respect to the Atlas Proposal, including the Atlas Offer and the Merger, and Merrill Lynch and Morgan Stanley delivered their respective oral opinions to the effect that the consideration to be received by RSC's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view.

    During the joint presentation, Merrill Lynch and Morgan Stanley advised the RSC Board that, United Rentals was not likely to increase its $22.75 per Share offer price to a price in excess of $29.00 per Share in the absence of the Atlas Offer and the Merger. Merrill Lynch and Morgan Stanley also advised the RSC Board that there could be no assurance that United Rentals would offer a price in excess of $29.00 per Share in light of the financial implications of such a price per Share to United Rentals. Merrill Lynch further advised the RSC Board of its conversations with Mr. Johansson to the effect that Atlas Copco was unwilling to participate in an auction and would withdraw the Atlas Proposal if RSC sought to shop such proposal to any third party. Merrill Lynch and Morgan Stanley advised the RSC Board that, in their view, the provisions of the Merger Agreement concerning the amounts payable to Parent in the event of a termination would not preclude United Rentals or other third parties from submitting a proposal to acquire RSC.

    Following the joint presentation of Merrill Lynch and Morgan Stanley and the discussions of the RSC Board with respect thereto, outside legal counsel to RSC reviewed with the RSC Board the terms of the Merger Agreement, including the provisions of the Merger Agreement (1) permitting RSC to furnish non-public information concerning RSC and its business, properties or assets to, and to engage in discussions or negotiations with, any third party which has indicated an interest in making a bona fide acquisition proposal, if the RSC Board concludes in good faith after consulting with its outside legal counsel and financial advisors that such action is consistent with the discharge of its fiduciary duties to RSC's stockholders under applicable law and (2) the termination provisions and the circumstances in which a termination fee would be payable to Parent.

    After discussing these matters, the RSC Board, by the unanimous vote of all members attending, determined to approve the Merger Agreement and the transactions contemplated thereby, including the Atlas Offer and the Merger, and to authorize RSC to execute and deliver the Merger Agreement. The RSC Board further determined that the Atlas Offer and the Merger were fair to and in the best interests of RSC's stockholders and that the Merger Agreement was advisable and to recommend that RSC's stockholders accept the Atlas Offer and tender their Shares pursuant to the Atlas Offer.

    On June 28, 1999, Merrill Lynch and Morgan Stanley delivered to the RSC Board their respective written opinions dated such date to the effect that the consideration to be received by RSC's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view.

    On June 28, 1999, RSC, Parent and Purchaser entered into the Merger Agreement. After RSC announced that it had entered into the Merger Agreement, United Rentals issued a press release on June 28, 1999 stating that it was terminating the United Rentals Offer and its consent solicitation.

    A copy of a letter to RSC's stockholders communicating the recommendation of the RSC Board and the text of a press release related thereto are filed as Exhibits 4 and 5, respectively, hereto and are incorporated by reference herein. The full texts of the opinions of each of Merrill Lynch and Morgan Stanley, each dated June 28, 1999, setting forth the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch and Morgan Stanley, respectively, are filed as Exhibits 6 and 7, respectively, hereto and are incorporated by reference herein.

    (b) REASONS FOR THE RECOMMENDATION

    In approving the Merger Agreement and the transactions contemplated thereby and in making the recommendation described in the response to Item 4(a) above, the RSC Board considered a number of factors, including the following:

    (1) The determination of the RSC Board that, as a result of the RSC Board's exploration, with the participation of RSC's senior management, Merrill Lynch and Morgan Stanley, of strategic alternatives available to RSC and its review and evaluation of the results of that process, the Atlas Offer and the Merger represent the most attractive alternative available to RSC's stockholders;

    (2) The joint presentation of Merrill Lynch and Morgan Stanley concerning RSC and the financial aspects of the Atlas Offer and the Merger and the written opinions of each of Merrill Lynch and Morgan Stanley, each dated June 28, 1999, to the effect that, as of the date thereof, the consideration to be received by RSC's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view;

    (3) The $29.00 price per Share being offered in the Atlas Offer, as contemplated by the Merger Agreement, represents a 27% premium to the $22.75 price per Share then being offered in the United Rentals Offer;

    (4) The terms and conditions of the Merger Agreement, including (1) the proposed structure of the Atlas Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration, (2) the fact that the Atlas Offer and the Merger are not conditioned upon the receipt of financing, thereby enabling RSC's stockholders to promptly obtain cash for their Shares, and (3) the ability of RSC pursuant to the Merger Agreement to furnish non-public information concerning RSC and its business, properties or assets to, and to engage in discussions or negotiations with, any third party which has indicated an interest in making a bona fide acquisition proposal, if the RSC Board concludes in good faith after consulting with its outside legal counsel and financial advisors that such action is consistent with the discharge of its fiduciary duties to RSC's stockholders under applicable law;

    (5) The determination of the RSC Board, based on the advice of its financial and legal advisors and their experience in negotiating a proposed confidentiality/standstill agreement with United Rentals, that the negotiations with United Rentals were unlikely to result in an executed confidentiality/standstill agreement that would take into account RSC's process, United Rentals' participation in the process and United Rentals' then pending tender offer and consent solicitation;

    (6) The determination of the RSC Board, based on the advice of Merrill Lynch and Morgan Stanley, that, while United Rentals was not likely to increase its $22.75 per Share offer price to a price in excess of $29.00 per Share in the absence of the Atlas Offer and the Merger, there could be no assurance that United Rentals would offer a price in excess of $29.00 per Share in light of the financial implications of such a price per Share to United Rentals;

    (7) The determination of the RSC Board, based on the view expressed by its financial advisors, that the provisions of the Merger Agreement concerning the amounts payable to Parent in the event of a termination would not preclude any third party from submitting a proposal to acquire RSC;

    (8) The determination of the RSC Board, based on the terms of the Atlas Proposal and the discussions between Merrill Lynch and Mr. Johansson of Atlas Copco, that Parent would not participate in an auction and that it would withdraw the Atlas Proposal if RSC sought to shop the Atlas Proposal to any third party, including United Rentals;

    (9) The availability of appraisal rights under Section 262 of the DGCL in connection with the Merger to stockholders of RSC who perfect and preserve such rights; and

    (10) The RSC Board's familiarity with RSC's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which RSC operates, RSC's position in such markets, the historical and current market prices for the Shares.

    The foregoing discussion of the information and factors considered by the RSC Board is not intended to be exhaustive. In view of the variety of factors considered, the RSC Board did not find it practicable to, and did not, provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. The determination of the RSC Board to recommend that RSC's stockholders accept the Atlas Offer and tender their Shares into the Atlas Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the RSC Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    RSC initially retained Merrill Lynch as its financial advisor in connection with the NationsRent Merger. In connection with the commencement of the United Rentals Offer, RSC supplemented and modified the engagement of Merrill Lynch to act as RSC's co-financial advisor with respect to the United Rentals Offer. Merrill Lynch, in its capacity as co-financial advisor to RSC, also assisted the RSC Board in its exploration of the strategic alternatives available to RSC. Merrill Lynch also serves as RSC's co-financial advisor in connection with the Atlas Offer and the Merger. The terms and conditions of Merrill Lynch's engagement as RSC's co-financial advisor in all circumstances are as follows:

        (1) Merrill Lynch has received a retention fee in an amount equal to $2 million;

        (2) a fee equal to $8 million (against which the fee paid under clause
    (1) above will be credited) will be payable if, during the period of Merrill Lynch's engagement or within 2 years thereafter, any merger, consolidation or other business combination or alternative restructuring or acquisition transaction involving RSC is consummated or any person acquires more than 40% of RSC's voting capital stock or a substantial portion of RSC's assets or RSC enters into a definitive agreement which subsequently results in such an acquisition transaction, which fee will be payable in cash upon the closing of such acquisition transaction (or, in the case of the United Rentals Offer, upon the first purchase of Shares pursuant to the United Rentals Offer); and

        (3) a fee equal to $8 million (against which the fee paid under clause
    (1) above will be credited) will be payable in the event, among other things, RSC has not consummated any acquisition transaction described in clause (2) above by April 5, 2000, which fee will be payable in cash on April 5, 2000.

    Merrill Lynch is currently providing financial advisory services (but not in connection with the Atlas Offer and the Merger), and has in the past provided financing and financial advisory services to Atlas Copco and its affiliates, including acting as lead manager in connection with a debt offering for an affiliate of Atlas Copco in 1998 and as dealer manager in connection with a tender offer for Prime Service, Inc. by Parent in 1997, and expects to continue to do so and has received, and may receive, fees for the rendering of such services.

    RSC also engaged Morgan Stanley as its co-financial advisor in connection with the United Rentals Offer. Morgan Stanley, in its capacity as co-financial advisor to RSC, also assisted the RSC Board in its exploration of the strategic alternatives available to RSC. Morgan Stanley also serves as RSC's co-financial advisor in connection with the Atlas Offer and the Merger. Pursuant to the terms of Morgan Stanley's engagement, RSC has agreed to pay Morgan Stanley an aggregate fee equal to $5 million, comprised of (1) a retention fee equal to $1 million, which has been paid, and (2) an additional fee equal to $4 million payable upon the earlier of April 5, 2000, or the consummation of, among other things, any merger, consolidation or other business combination involving RSC or any acquisition of a majority of the voting stock of RSC or all or substantially all of its assets.

    Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

    RSC initially retained MacKenzie Partners, Inc. ("MacKenzie Partners") to, among other things, assist RSC in connection with its communications with and to its stockholders with respect to, and to provide other services to RSC in connection with, the United Rentals Offer. Mackenzie Partners is also serving in such capacity in connection with the Atlas Offer and related matters. RSC will pay MacKenzie Partners reasonable and customary compensation for their services and will reimburse MacKenzie Partners for their reasonable out-of-pocket expenses incurred in connection therewith. RSC has also agreed to indemnify MacKenzie Partners against certain liabilities and expenses arising from or in connection with its engagement.

    RSC initially retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the United Rentals Offer. Kekst is also serving in such capacity in connection with the Atlas Offer and related matters. RSC will pay Kekst reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses. RSC has also agreed to indemnify Kekst against certain liabilities and expenses arising from or in connection with its engagement.

    Other than as set forth in the response to this Item 5, neither RSC nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of RSC on its behalf concerning the Atlas Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as described in the response to this Item 6(a) or in SCHEDULE I attached hereto or as incorporated by reference herein, during the past 60 days there have been no transactions in the Shares which were effected by RSC or any subsidiary of RSC or, to the best knowledge of RSC, by any executive officer, director or affiliate of RSC.

    (b) To the best knowledge of RSC, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Atlas Offer, all Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by RSC in response to the Atlas Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving RSC or any subsidiary of RSC; (2) a purchase, sale or transfer of a material amount of assets by RSC or any subsidiary of RSC; (3) a tender offer for or other acquisition of securities by or of RSC; or (4) any material change in the present capitalization or dividend policy of RSC.

    (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Atlas Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above, except to the extent such action could subject such persons to liability pursuant to the federal securities laws or to the extent restricted by the terms of the plan, if any, under which such Shares were issued.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    RIGHTS AGREEMENT

    On April 15, 1999, the RSC Board approved and adopted the Rights Agreement and declared a dividend of one Right for each Share outstanding at the close of business on April 30, 1999. On April 16, 1999, RSC and the Rights Agent entered into the Rights Agreement.

    Each Right will entitle the registered holder thereof, after the Rights become exercisable and until December 9, 1999 (or the earlier redemption, exchange or termination of the Rights), to purchase from RSC one one-thousandth ( 1/1000th) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $150.00 per one one-thousandth ( 1/1000th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of
(1) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Shares (an "Acquiring Person"), or (2) the occurrence of the tenth business day (or such later date as may be determined by action of the RSC Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Shares (the earlier of (1) and (2) being called the "Distribution Date"), the Rights will be evidenced, with respect to any certificate representing Shares outstanding as of the Record Date, by such certificate.

    No person would become an Acquiring Person solely as the result of an acquisition of Shares by RSC which, by reducing the number of Shares outstanding, increases the proportionate number of Shares beneficially owned by such person to 10% or more of the Shares then outstanding. The Rights will be transferred with and only with the Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights. The RSC Board has determined to delay the distribution of the Rights until the earlier of the date on which an Acquiring Person becomes such and such date as may be determined by action of the RSC Board prior to the time any person or group becomes an Acquiring Person.

    Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per Share. In the event of liquidation, dissolution or winding up of RSC, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1,000 times the payment made per Share. Each Preferred Share will have 1,000 votes and will vote together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Share. Preferred Shares will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of a Preferred Share's dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share.

    In the event that a person becomes an Acquiring Person or if RSC were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, RSC were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

    At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Shares, the RSC Board may cause RSC to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Shares at an exchange rate of that number of Shares having an aggregate value equal to the Spread (as defined in the Rights Agreement) (with such value being based on the current per Share market price (as determined pursuant to the Rights Agreement)) on the date of the occurrence of a Trigger Event (as defined in the Rights Agreement) per Right (subject to adjustment).

    The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the RSC Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the RSC Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per Share for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (1) above)) or of subscription rights or warrants (other than those referred to above).

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of RSC beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

    Any of the provisions of the Rights Agreement may be amended by the RSC Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, RSC may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

    One Right will be distributed to stockholders of RSC for each Share owned of record by them on April 30, 1999. As long as the Rights are attached to the Shares, RSC will issue one Right with each new Share so that all such Shares will have attached Rights. RSC has agreed that, from and after the Distribution Date, RSC will reserve 40,000 Preferred Shares initially for issuance upon exercise of the Rights.

    The rights are designed to assure that all of RSC's stockholders receive fair and equal treatment in the event of any proposed takeover of RSC and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of RSC without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 10% or more of the

Shares on terms not approved by the RSC Board. The Rights should not interfere with any merger or other business combination approved by the RSC Board at any time prior to the first date that a person or group has become an Acquiring Person.

    On June 9, 1999, RSC and the Rights Agent executed an amendment, pursuant to authority granted by the RSC Board, to the Rights Agreement (the "Rights Agreement Amendment") to (1) provide for the expiration of the Rights Agreement on the earlier of (A) the close of business on December 9, 1999, (B) the time at which the Rights are redeemed pursuant to the Rights Agreement, (C) the closing of any merger or other acquisition transaction involving RSC pursuant to a merger or other acquisition agreement between RSC and any person which has been approved by the RSC Board prior to such person becoming an Acquiring Person, at which time the Rights are deemed terminated, and (D) the time at which the Rights are exchanged pursuant to the Rights Agreement, and (2) in light of the May 20, 1999 termination of the NationsRent Merger Agreement, delete references in the Rights Agreement to NationsRent, the NationsRent Merger Agreement and certain other documents executed by RSC and NationsRent in connection therewith.

    On June 28, 1999, in connection with the execution and delivery of the Merger Agreement, RSC and the Rights Agent executed an amendment to the Rights Agreement ("Amendment No. 2 to Rights Agreement") pursuant to which Parent and its affiliates, including Purchaser, are excluded from the definition of Acquiring Person for purposes of the Rights Agreement in connection with the acquisition of beneficial ownership of Shares pursuant to the Atlas Offer or the Merger, in each case in accordance with the terms of the Merger Agreement. In addition, Amendment No. 2 to Rights Agreement provides that a Distribution Date will not be deemed to have occurred solely as a result of the approval, execution or delivery of the Merger Agreement or the making or acceptance for payment of Shares pursuant to the Atlas Offer or the consummation of the Merger, in each case in accordance with the terms of the Merger Agreement.

    The foregoing summary of the Rights Agreement, the Rights Agreement Amendment and Amendment No. 2 to Rights Agreement is qualified in its entirety by reference to the complete texts of the Rights Agreement, the Rights Agreement Amendment and Amendment No. 2 to Rights Agreement, copies of which are filed as Exhibits 32, 33 and 34, respectively, hereto and are incorporated by reference herein.

    EXECUTIVE COMMITTEE AND CONSULTANT

    Mr. Reid, RSC's Chairman of the Board and Chief Executive Officer, upon the advice of his physicians, was granted a medical leave of absence to pursue treatment of a heart condition. RSC has established an Executive Committee of the RSC Board consisting of John M. Sullivan, as chairman, Britton H. Murdoch and Eric L. Mattson. The Executive Committee has and will continue to work with and supervise the executive management of RSC on a daily basis, including Mr. Wilson and Mr. Waugaman, during Mr. Reid's medical leave of absence. Mr. Reid is currently undergoing treatment consistent with his doctor's recommendations. Until the medical treatment is concluded, the likelihood and timing of Mr. Reid's return to his duties as Chairman of the Board and Chief Executive Officer of RSC is uncertain.

    RSC has also entered into a consulting agreement, dated May 19, 1999, with Frederick Warren, a former director of RSC, pursuant to which Mr. Warren will provide advisory services to the RSC Board and the Executive Committee during Mr. Reid's medical leave of absence.

    DELAWARE TAKEOVER STATUTE; SHORT FORM MERGER

    DELAWARE TAKEOVER STATUTE. As a Delaware corporation, RSC is subject to the provisions of Section 203 of the DGCL ("Section 203"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined generally to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the corporation's board of directors approves such business combination or the transaction in which the interested stockholder becomes an interested stockholder prior to the time the interested stockholder becomes such. As described in the response to Item 3(b) above, the Merger Agreement provides that RSC and the RSC Board, subject to its fiduciary duties, will have granted such approvals, if any, and will have taken such actions, if any, as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise will have acted to render inapplicable, eliminate or minimize the effects of Section 203 or any other takeover statute as may be applicable to the transactions to be undertaken pursuant to the Merger Agreement.

    SHORT FORM MERGER. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Atlas Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Atlas Offer without a vote of RSC's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Atlas Offer or otherwise, a vote of RSC's stockholders is required under the DGCL.

    CERTAIN LITIGATION

    THE DELAWARE LITIGATION. On April 5, 1999, United Rentals and UR Acquisition filed a complaint against RSC, NationsRent and RSC's directors in the Court of Chancery of the State of Delaware (the "Delaware Chancery Court") styled UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. MARTIN R. REID, ET AL., C.A. No. 17090 (the "Delaware Litigation"). In the Delaware Litigation, the plaintiffs allege, among other things, that the defendants breached their fiduciary duties to RSC's stockholders in entering into the NationsRent Merger Agreement. The plaintiffs seek, among other things, an order requiring RSC to provide them with a fair and equal opportunity to acquire RSC. The plaintiffs also seek to enjoin the defendants from adopting any defensive measures.

    On April 8, 1999, the Delaware Chancery Court granted plaintiffs' application for expedited discovery in the Delaware Litigation and scheduled a hearing on plaintiffs' application for a preliminary injunction for May 17, 1999. On April 16, 1999, RSC answered the complaint in the Delaware Litigation.

    On May 10, 1999, United Rentals and UR Acquisition amended and supplemented their complaint in the Delaware Litigation, alleging additional breaches of fiduciary duty relating, among other things, to the adoption of the Rights Agreement and to the alleged failure to disclose certain information concerning Mr. Reid's medical condition and NationsRent's financial statements.

    On May 17, 1999, the Delaware Chancery Court held a hearing on plaintiffs' application for a preliminary injunction. On May 21, 1999, NationsRent filed a motion to dismiss plaintiffs' claims in the Delaware Litigation. On May 24, 1999, RSC also filed a motion to dismiss plaintiffs' claims in the Delaware Litigation. These motions are pending in the Delaware Chancery Court.

    In light of United Rentals' termination of the United Rentals Offer and its consent solicitation, RSC believes the Delaware Litigation is moot and intends to move to dismiss the Delaware Litigation if United Rentals does not do so voluntarily.

    Copies of the complaint and the amended and supplemented complaint in the Delaware Litigation are filed as Exhibits 35 and 36, respectively, hereto and are incorporated by reference herein.

    THE CONNECTICUT LITIGATION. On April 7, 1999, United Rentals and UR Acquisition filed a verified complaint against James L. Kirk, RSC and NationsRent in the United States District Court for the District of Connecticut (the "District Court") styled as UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. JAMES L. KIRK, ET AL., C. A. No. 399CV00625 (DJS) (the "Connecticut Litigation"). In the Connecticut Litigation, the plaintiffs allege, among other things, certain violations by the defendants of the federal securities laws, specifically Section 14(a) of the Exchange Act and Rule 14a-3(a) and Rule 14a-9 promulgated thereunder, Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act. The plaintiffs seek declaratory relief that the defendants violated Sections 14(a), 14(d) and 14(e) of the Exchange Act and requests an order requiring the defendants to make all appropriate disclosures. In addition, the plaintiffs seek injunctive relief enjoining the defendants and certain other persons from, among other things, soliciting any stockholder of RSC with respect to whether or not to tender Shares in the United Rentals Offer unless and until the defendants comply in full with all applicable provisions of the federal securities laws.

    On April 8, 1999, United Rentals and UR Acquisition filed applications for expedited discovery and a preliminary injunction with the District Court in the Connecticut Litigation.

    On April 16, 1999, RSC answered the complaint in the Connecticut Litigation and filed counterclaims against United Rentals and UR Acquisition seeking declaratory and injunctive relief. RSC's counterclaims alleged violations of the prohibitions of Section 8 of the Clayton Act against interlocking directorates among competitors by United Rentals in connection with its consent solicitation. RSC sought, among other things, additional declaratory and injunctive relief with respect to its amended counterclaims. On April 27, 1999, in response to RSC's Clayton Act counterclaims, United Rentals withdrew the nominations of six of its current officers and directors from its proposed slate and substituted six new nominees. RSC's counterclaims further alleged, among other things, that United Rentals violated Sections 14(d) and 14(e) of the Exchange Act by misstating, concealing and failing to adequately disclose certain material terms of the United Rentals Offer relating to the financing condition to the United Rentals Offer. On April 29, 1999, United Rentals moved to dismiss RSC's counterclaims.

    On May 19, 1999, the District Court ordered United Rentals to provide statements under oath concerning the nature of the relationships, if any, between United Rentals or its affiliates and the nominees which replaced the persons who were originally subject to RSC's Clayton Act counterclaims. United Rentals filed these statements on May 28, 1999 and, on June 2, 1999, RSC filed an objection to such statements.

    On June 11, 1999, the District Court dismissed RSC's Clayton Act counterclaims on the ground that they were moot based upon (1) United Rentals' withdrawal of its original slate of nominees for the RSC Board, and (2) United Rentals' assurance that it would not nominate any director, officer or employee of United Rentals to serve on the RSC Board. The Court made no finding on the merits of RSC's Clayton Act counterclaims. On June 17, 1999, the District Court dismissed the remaining counterclaims of RSC in the Connecticut Litigation.

    In light of United Rentals' termination of the United Rentals Offer and its consent solicitation, RSC believes the Connecticut Litigation is moot and intends to move to dismiss the Connecticut Litigation if United Rentals does not do so voluntarily.

    Copies of the complaint, the answer and counterclaim and the amended counterclaims filed in the Connecticut Litigation are filed as Exhibits 37, 38 and 39, respectively, hereto and are incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   1 Agreement and Plan of Merger, dated as of June 28, 1999, between Rental Service Corporation, Atlas Copco North America Inc. and Pandion Acquisition Corp.*

   2  Guaranty executed by Atlas Copco AB dated June 28, 1999.*

   3 Letter agreement, dated as of June 14, 1999, between Rental Service Corporation and Atlas Copco AB.*

   4 Letter to stockholders from John M. Sullivan on behalf of the Board of Directors of Rental Service Corporation dated June 28, 1999.*/**

   5  Press release issued by Rental Service Corporation dated June 28, 1999.*

   6 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated June 28, 1999.*/**

   7  Opinion of Morgan Stanley & Co. Incorporated dated June 28, 1999.*/**

   8 Employment Agreement dated January 14, 1998 between Rental Service Corporation and Martin R. Reid. (1)

   9 Restricted Stock Agreement dated January 14, 1998 between Rental Service Corporation and Martin R. Reid. (2)

  10 Restricted Stock Agreement dated April 29, 1998 between Rental Service Corporation and Martin R. Reid. (3)

  11 Restricted Stock Agreement dated October 9, 1998 between Rental Service Corporation and Martin R. Reid, including the related Promissory Note and Pledge Agreement. (4)

  12  Form of 1997 Executive Severance Agreement. (5)

  13  Form of 1998 Executive Severance Agreement. (3)

  14  Rental Service Corporation Supplemental Severance Pay Plan. (6)

  15 Rental Service Corporation Supplemental Severance Pay Plan for Key Corporate Employees. (6)

  16 Rental Service Corporation Supplemental Severance Pay Plan for Key Field Employees. (6)

  17  Form of Indemnification Agreement. (7)

  18  Stock Option Plan for Key Employees. (7)

  19  Form of Incentive Stock Option Agreement for Directors. (7)

  20 Form of Amended Incentive Stock Option Agreement for Corporate Office Personnel. (7)

  21 Form of Amendment to Amended Incentive Stock Option Agreement for Corporate Office Personnel. (7)

  22  1996 Equity Participation Plan of Rental Service Corporation. (8)

  23 Amendment to the 1996 Equity Participation Plan of Rental Service Corporation, dated as of April 29, 1998. (9)

  24  Form of Incentive Stock Option Agreement for Employees. (10)

  25  Form of Non-Qualified Stock Option Agreement for Directors. (10)

  26 First Amended and Restated Employee Qualified Stock Purchase Plan of Rental Service Corporation. (11)

  27 Amendment to the First Amended and Restated Employee Qualified Stock Purchase Plan of Rental Service Corporation, dated as of April 29, 1998.
      (4)

  28 Second Amendment to the First Amended and Restated Employee Qualified Stock Purchase Plan of Rental Service Corporation, dated September 14, 1998. (4)

  29  Management Incentive Compensation Plan. (12)

  30  Executive Savings Plan. (5)

  31 Form of Survivor Protection Program Agreement between Rental Service Corporation and certain executive officers. (5)

  32 Rights Agreement, dated as of April 16, 1999 between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.
      (13)

  33 Amendment to Rights Agreement, dated as of June 9, 1999 between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. (14)

  34 Amendment No. 2 to Rights Agreement, dated as of June 28, 1999, between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.*

  35 Complaint filed on April 5, 1999 with the Court of Chancery of the State of Delaware in UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. MARTIN R. REID, ET AL., C.A. No. 17090. (15)

  36 First Amended and Supplemental Complaint filed on May 10, 1999 with the Court of Chancery of the State of Delaware in UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. MARTIN R. REID, ET AL., C.A. No. 17090. (16)

  37 Verified Complaint filed on April 7, 1999 with the United States District Court for the District of Connecticut in UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. JAMES L. KIRK, ET AL., C.A. No. 399CV00625 (DJS).
      (15)

  38 Answer, Counterclaim and Jury Demand filed on April 16, 1999 with the United States District Court for the District of Connecticut in UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. JAMES L. KIRK, ET AL., C.A. No. 399CV00625 (DJS). (15)

  39 Amended Counterclaims and Jury Demand filed on April 22, 1999 with the United States District Court for the District of Connecticut in UR ACQUISITION CORPORATION AND UNITED RENTALS, INC. V. JAMES L. KIRK, ET AL., C.A. No. 399CV00625 (DJS). (17)

  40 Text of remarks of Giulio Mazzalupi to Rental Service Corporation employees on June 28, 1999.*

  41  Letter to Rental Service Corporation employees dated June 28, 1999.*

  42  Letter to Rental Service Corporation customers dated June 29, 1999.*

  43  Letter to Rental Service Corporation business partners dated June 29,
      1999.*

------------------------

  *  Filed herewith.

 **  Included in material being distributed to stockholders of RSC.

 (1) Filed as an Exhibit to the Quarterly Report on Form 10-Q for the three months ended March 31, 1998 and incorporated by reference herein.

 (2) Filed as an Exhibit to the Registration Statement on Form S-4 (Registration No. 333-56653, effective August 20, 1998) and incorporated by reference herein.

 (3) Filed as an Exhibit to the Registration Statement on Form S-1 (Registration No. 333-59519, effective August 13, 1998) and incorporated by reference herein.

 (4) Filed as an Exhibit to the Quarterly Report on Form 10-Q for the three months ended September 30, 1998 and incorporated by reference herein.

 (5) Filed as an Exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein.

 (6) Filed as an Exhibit to Amendment No. 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 dated May 21, 1999 and incorporated by reference herein.

 (7) Filed as an Exhibit to the Registration Statement on Form S-1 (Registration No. 333-05949, effective September 18, 1996) and incorporated by reference herein.

 (8) Filed as an Exhibit to the Registration Statement on Form S-8 (Registration No. 333-22403, dated February 26, 1997) and incorporated by reference herein.

 (9) Filed as an Exhibit to the Registration Statement on Form S-8 (Registration No. 333-59679, dated July 23, 1998) and incorporated by reference herein.

 (10) Filed as an Exhibit to the Registration Statement on Form S-1 (Registration No. 333-26753, effective May 29, 1997) and incorporated by reference herein.

 (11) Filed as an Exhibit to the Registration Statement on Form S-8 (Registration No. 333-29579, dated June 19, 1997) and incorporated by reference herein.

 (12) Filed with the Proxy Statement on Schedule 14A filed March 30, 1998 and incorporated by reference herein.

 (13) Filed as an Exhibit to the Current Report on Form 8-K dated April 16, 1999 and incorporated by reference herein.

 (14)  Filed as an Exhibit to Amendment No. 14 to the
       Solicitation/Recommendation Statement on Schedule 14D-9 dated June 9, 1999 and incorporated by reference herein.

 (15)  Filed as an Exhibit to the Solicitation/Recommendation Statement on
       Schedule 14D-9 dated April 16, 1999 and incorporated by reference herein.

 (16) Filed as an Exhibit to Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 dated May 12, 1999 and incorporated by reference herein.

 (17) Filed as an Exhibit to Amendment No. 3 to the Solicitation/Recommendation on Schedule 14D-9 dated April 23, 1999 and incorporated by reference herein.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1999            RENTAL SERVICE CORPORATION

                                By:  /s/ Robert M. Wilson
                                     ------------------------------------------
                                Name: Robert M. Wilson
                                Title: EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL
                                     OFFICER, SECRETARY AND TREASURER

                                                                      SCHEDULE I

                           RENTAL SERVICE CORPORATION
                     6929 EAST GREENWAY PARKWAY, SUITE 200
                           SCOTTSDALE, ARIZONA 85254

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 29, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of Rental Service Corporation, a Delaware corporation ("RSC"), to the holders of record of shares of common stock, par value $.01 per share, of RSC (the "Common Stock") at the close of business on or about June 25, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by Atlas Copco North America Inc., a Delaware corporation ("Parent"), through its wholly owned subsidiary, Pandion Acquisition Corp., a Delaware corporation ("Purchaser"), to a majority of the seats on the Board of Directors of RSC (the "RSC Board").

    On June 28, 1999, RSC, Parent and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (1) Parent will cause Purchaser to commence a tender offer to purchase all outstanding shares of Common Stock, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of April 16, 1999, between RSC and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, at a price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Atlas Offer"), and (2) following consummation of the Atlas Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into RSC (the "Merger"), with RSC continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), RSC will become a wholly owned subsidiary of Parent and the separate corporate existence of Purchaser will cease.

    Purchaser has the right pursuant to the Merger Agreement to designate certain individuals to the RSC Board under the circumstances described therein. See "Board of Directors and Executive Officers-- Right to Designate Directors; The Parent Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9 to which this Information Statement is attached.

    Pursuant to the Merger Agreement, Purchaser commenced the Atlas Offer on June 29, 1999. The Atlas Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, July 27, 1999, unless the Atlas Offer is extended.

    The information contained in or incorporated by reference into this Information Statement concerning Parent, Purchaser and the Parent Designees (as hereinafter defined) has been furnished to RSC by Parent, and RSC assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of RSC outstanding. Each Share has one vote. As of June 28, 1999, there were 24,271,458 Shares issued and outstanding. The number of directors comprising the RSC Board is fixed by the bylaws, which provide that the RSC Board shall consist of no fewer than four and no more than sixteen directors, with the exact number to be fixed by resolution of the RSC Board. Pursuant to a resolution adopted by the RSC Board, the RSC Board currently consists of eight members. Each director holds office until such director's successor is elected and qualified. Subject to RSC's certificate of incorporation and applicable law, any director of the entire RSC Board may be removed, with or without cause, at any meeting of RSC's stockholders by a majority of the Shares represented and entitled to vote.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Atlas Offer for, not less than a majority of the total issued and outstanding Shares on a fully diluted basis, Purchaser shall be entitled to designate such number of members of the RSC Board (the "Parent Designees"), rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the RSC Board (including vacancies, if any, and subject to adjustment for newly created directorships) multiplied by the percentage that such number of Shares owned, beneficially or of record, in the aggregate by Parent and Purchaser bears to the total number of Shares issued and outstanding on a fully diluted basis. Parent intends to cause Purchaser to designate the Parent Designees. Notwithstanding the foregoing, the Merger Agreement further provides that, until the Effective Time, there shall be at least two directors on the RSC Board who were directors as of the date of the Merger Agreement (the "Continuing Directors") and that certain actions to be taken by the RSC Board following such time as the Parent Designees constitute at least a majority of the RSC Board and until the Effective Time shall require the vote of not less than a majority of (1) the entire RSC Board, which majority shall include the concurrence of a majority of the Continuing Directors, or (2) to the extent permitted under the DGCL, a committee of the RSC Board consisting only of Continuing Directors.

    It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Atlas Offer, which purchase cannot be earlier than July 27, 1999, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the RSC Board.

    Parent has informed RSC that it will choose the Parent Designees from the following persons:

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                                 MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------------------------------------  --------------------------------------------------------------------------
Lennart Johansson....................  Senior Vice President of Atlas Copco AB and President of Atlas Copco North
                                       America Inc. Employed since January 1, 1987.

Bengt Kvarnback......................  Senior Executive Vice President of Atlas Copco AB. Employed since October
                                       15, 1992.

Giulio Mazzalupi.....................  President and CEO of Atlas Copco AB since April 22, 1997. Previously
                                       Senior Executive Vice President of Atlas Copco Airpower n.v. Belgium.
                                       Employed since 1972.

Mark Cohen...........................  Executive Vice President of Atlas Copco North America Inc. Employed since
                                       January 28, 1974.

    Each of the foregoing persons has held the position indicated for the past five years. The business address of each such person is c/o Atlas Copco AB, S-10523 Stockholm Sweden, except Mr. Cohen, whose business address is c/o Atlas Copco North America Inc., 1211 Hamburg Turnpike, Suite 214, Wayne, New Jersey 07470. Messrs. Kvarnback and Johansson are citizens of Sweden; Mr. Mazzalupi is a citizen of Italy; and Mr. Cohen is a citizen of the United States.

    None of the Parent Designees (1) is currently a director of, or holds any position with, RSC, (2) has a family relationship with any of the directors or executive officers of RSC, or (3) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire any securities) of RSC. RSC has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with RSC or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

BOARD OF DIRECTORS OF RSC

    The names of the current members of the RSC Board, their ages and certain information about them are set forth below. Each person is a citizen of the United States, and the business address of each person is c/o Rental Service Corporation, 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona 85254 (other than Mr. Barnum and Mr. Laurence whose business address is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025; Mr. Lanoha whose business address is c/o Rental Service Corporation, 11250 East 40th Avenue, Denver, Colorado 60239; and Mr. Murdoch whose business address is c/o V-Span, 1100 First Avenue, Suite 400, King of Prussia, Pennsylvania 19406).

NAME                                               AGE      DIRECTOR SINCE          POSITIONS AND OFFICES WITH RSC
---------------------------------------------      ---      ---------------  ---------------------------------------------
Martin R. Reid...............................          56           1994     Chairman of the Board and Chief Executive
                                                                             Officer

William M. Barnum, Jr........................          45           1992     Director

James R. Buch................................          45           1995     Director

David P. Lanoha..............................          49           1998     Director

Christopher A. Laurence......................          32           1995     Director

Eric L. Mattson..............................          47           1996     Director

Britton H. Murdoch...........................          41           1997     Director

John M. Sullivan.............................          64           1997     Director

    The principal occupations and positions for the past five years and, in certain cases prior years, of the directors and executive officers named above are as set forth below.

    MARTIN R. REID was elected as a director and Chief Executive Officer of RSC in June 1994 and became Chairman of the Board in October 1995. Mr. Reid was a director of Tuboscope Vetco International Corporation ("Tuboscope"), a provider of oilfield-related inspection and coating services, from October 1993 until February 1998. Mr. Reid served as Chief Executive Officer of Tuboscope from May 1991 to October 1993 and as Chairman of the Board of Directors from October 1990 to April 1996. From September 1986 to June 1990, Mr. Reid was Chief Executive Officer of Eastman Christensen Co., a provider of oil and gas drilling systems. Mr. Reid was also Vice Chairman of Eastman Christensen Co. from August 1989 to June 1990. Mr. Reid is also director of HDA Parts System, Inc.

    WILLIAM M. BARNUM, JR. has served as a director of RSC since our formation in 1992. He served as Chairman of the Board from June 1993 through October 1995. He is a general partner of Brentwood Buyout Partners, L.P. ("BBP"), the general partner of Brentwood RSC Partners, L.P., a stockholder of RSC. He was an associate at Morgan Stanley & Co. Incorporated from October 1981 until joining

Brentwood Associates, an affiliate of Brentwood RSC Partners, in July 1984. He is also a director of Quiksilver, Inc. and several privately held companies.

    JAMES R. BUCH has served as a director of RSC since October 1995. From October 1990 through April 1996, he served as President and Chief Executive Officer of Evans Rents, Inc. From April 1997 through December 1998, he served as the Chief Executive Officer of Classroom Connect, Inc. Previously, he served as Director of U.S. Operations for Brittania Security Group.

    DAVID P. LANOHA has served as a director of RSC since January 1998. He initially joined RSC as a Senior Vice President of Operations in conjunction with the acquisition of Center Rentals & Sales ("Center Rentals") in December 1997. He served in various capacities at Center Rentals, most recently as Chairman of the Board (from October 1989 to December 1997) and President (from May 1984 to October 1989).

    CHRISTOPHER A. LAURENCE has served as a director of RSC since October 1995. He is a general partner of Brentwood Associates and a member of Brentwood Private Equity LLC. Prior to joining Brentwood Associates in 1991, he was an analyst at Morgan Stanley & Co. Incorporated. He is also a director of HDA Parts System, Inc. and several privately held companies.

    ERIC L. MATTSON has served as a director of RSC since December 1996. From July 1993 to May 1999, Mr. Mattson was Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated ("BHI"). For more than five years prior to 1993, Mr. Mattson was Vice President and Treasurer of BHI. Mr. Mattson is also a director of Tuboscope.

    BRITTON H. MURDOCH has served as a director of RSC since January 1997. Since July 1997, he has been a Managing Director and Principal of V-Span, Inc., a privately held company. He also served as Chief Financial Officer of Internet Capital Group, LLP, a privately held company, from 1997 until June 1998. He is currently the Advisory Board Venture Partner for Internet Capital Group. From 1990 to 1996, he was Vice President and Chief Financial Officer of Airgas, Inc., an industrial gas distribution and manufacturing company. From 1987 to 1990, he was Vice President of Corporate Development of Airgas. He is also a director of Founders' Bank, a subsidiary of Susquehanna Bancshares, Inc.

    JOHN M. SULLIVAN has served as a director of RSC since July 1997. He is presently a director of The Scotts Company, Bell Sports Corp. and Silver Cinemas International, Inc. From October 1987 to January 1993, Mr. Sullivan was Chairman of the Board and Chief Executive Officer of Prince Holdings, Inc. Prior to that and since September 1984, Mr. Sullivan was President of Prince and Vice President of Chesebrough-Pond's, Inc.

BOARD MEETINGS AND COMMITTEES

    During 1998, the RSC Board held seven meetings, inclusive of telephonic meetings. Each director attended at least 75% of the total number of meetings of the RSC Board, and of committees of the RSC Board on which he served, held during the year.

    The RSC Board has the following standing committees: the Audit Committee, the Compensation Committee, the Acquisition Committee and the Nominating Committee.

    The Audit Committee was established on August 20, 1996 to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the scope and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of RSC's internal accounting controls. The Audit Committee consists of Messrs. Buch, Mattson and Lanoha. The Audit Committee met two times during 1998.

    The Compensation Committee was established on December 5, 1996 to establish remuneration levels for executive officers of RSC and to implement RSC's stock option plans and any other incentive programs. The Compensation Committee consists of Messrs. Murdoch and Sullivan. The Compensation Committee met three times during 1998.

    The Acquisition Committee was established on September 30, 1997 to approve acquisitions in which the consideration to be paid by RSC is less than $10 million. The Acquisition Committee consists of Messrs. Reid and Laurence. The Nominating Committee was established on February 25, 1998 to make recommendations regarding the nomination of members of the RSC Board. The Nominating Committee consists of Messrs. Barnum, Mattson and Murdoch.

    As publicly announced, Mr. Reid, upon the advice of his physicians, was granted a medical leave of absence to pursue treatment of a heart condition. RSC has established an Executive Committee consisting of Mr. Sullivan, as chairman, Mr. Murdoch and Mr. Mattson. The Executive Committee will work with and supervise the executive management of RSC on a daily basis, including Robert M. Wilson, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of RSC, and Douglas A. Waugaman, President and Chief Operating Officer of RSC, during Mr. Reid's leave of absence. RSC has entered into a consulting agreement, dated May 19, 1999, with Frederick Warren, a former director of RSC, pursuant to which Mr. Warren will provide advisory services to the RSC Board and the Executive Committee during Mr. Reid's medical leave of absence. Mr. Reid is currently undergoing treatment consistent with his doctor's recommendations. Until the medical treatment is concluded, the likelihood and timing of Mr. Reid's return to his duties as Chairman of the Board and Chief Executive Officer of RSC is uncertain.

DIRECTOR COMPENSATION

    RSC reimburses the directors on the RSC Board for their out-of-pocket expenses incurred in connection with attending meetings of the RSC Board. In addition to reimbursement for out-of-pocket expenses, all non-employee members of the RSC Board receive $10,000 per year (payable $2,500 per quarter) as compensation for serving on the RSC Board, plus $1,500 for attendance at each RSC Board meeting and $500 for attendance at each committee meeting. Each committee chairman receives an additional $1,500 per year. All non-employee directors also receive non-qualified stock options under one of RSC's stock option plans. In addition, Mr. Sullivan receives a fee of $40,000 per month for his services as chairman of the Executive Committee. Neither Mr. Murdoch nor Mr. Mattson receive any compensation for their services as members of the Executive Committee.

EXECUTIVE OFFICERS OF RSC

    Certain information concerning executive officers of RSC who are not also directors is set forth below. Officers are appointed by, and serve at the discretion of, the RSC Board. Each person is a citizen of the United States, and the business address of each person is c/o Rental Service Corporation, 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona 85254.

NAME                                                       AGE                 POSITIONS AND OFFICES WITH RSC
-----------------------------------------------------      ---      -----------------------------------------------------
Douglas A. Waugaman..................................          41   President and Chief Operating Officer

Robert M. Wilson.....................................          41   Executive Vice President, Chief Financial Officer,
                                                                    Secretary and Treasurer

Ronald Halchishak....................................          51   Senior Vice President of Operations

David G. Ledlow......................................          40   Senior Vice President of Operations

    The principal occupations and positions for the past five years and, in certain cases prior years, of the executive officers named above are as follows:

    DOUGLAS A. WAUGAMAN has served as President and Chief Operating Officer of RSC since April 1999. From April 1997 through April 1999, he served as Senior Vice President of Operations of RSC. From

January 1994 through April 1997, Mr. Waugaman served as Vice President, Chief Financial Officer, Secretary and Treasurer of RSC. From June 1993 until joining RSC, Mr. Waugaman served as Operations Manager for Plastiglide Manufacturing Corporation, a subsidiary of Illinois Tool Works. From September 1991 until June 1993, Mr. Waugaman was Vice President of Finance for Knapp Communications Corporation, a magazine publisher. From September 1989 until September 1991, Mr. Waugaman was Controller for Plastiglide Manufacturing Corporation. Mr. Waugaman is a Certified Public Accountant, and has public accounting experience with Arthur Andersen and Co.

    ROBERT M. WILSON joined RSC in April 1997 as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. In November 1998, he was promoted to the position of Executive Vice President, Chief Financial Officer, Secretary and Treasurer. From October 1994 until joining RSC, Mr. Wilson served as Senior Vice President of Operations, Finance and Administration for Shade/Allied Inc. From September 1989 through October 1994, Mr. Wilson served in various positions at Simon Engineering plc, including Vice President of Finance for the United States holding company of Simon Engineering plc and President of Simon LGI. Mr. Wilson is a Certified Public Accountant, and has public accounting experience with Arthur Andersen and Co.

    RONALD HALCHISHAK joined RSC in October 1991 as Vice President of Purchasing and Director of Safety. He became Region Manager for California in 1994. He was appointed Regional Vice President of Operations in January 1995, and was promoted to Senior Vice President of Operations in December 1996. Prior to joining RSC, he worked for 13 years at Hertz Equipment Rental Corporation in various positions, including Director of European Operations and Region Manager of the Midwest Division.

    DAVID G. LEDLOW joined RSC in conjunction with RSC's acquisition of Walker Jones Equipment, Inc. in 1992. He had been employed by Walker Jones since 1982, serving most recently as its Vice President of Marketing. He was promoted to Regional Vice President of Operations in February 1993, and to Senior Vice President of Operations in December 1996.

                               SECURITY OWNERSHIP

    The following table sets forth certain information regarding the beneficial ownership of Shares outstanding as of May 31, 1999 by (1) any person known to RSC to beneficially own 5% or more of any class of voting securities of RSC; (2) each director and executive officer of RSC; and (3) all directors and executive officers of RSC as a group. Except as otherwise indicated, each stockholder listed below has informed RSC that such stockholder has (A) sole voting and investment power with respect to such Shares, except to the extent that authority is shared by spouses under applicable law, and (B) record and beneficial ownership with respect to such Shares.

                                                                                               BENEFICIAL OWNERSHIP
                                                                                               AS OF MAY 31, 1999(1)
                                                                                              -----------------------
NAME OF BENEFICIAL OWNER                                                                        SHARES      PERCENT
--------------------------------------------------------------------------------------------  ----------  -----------
Capital Research and Management Company(2)..................................................   1,600,000         6.5%

Pilgrim Baxter & Associates, Ltd.(3)........................................................   1,384,000         5.6

Martin R. Reid(4)(5)(6).....................................................................     538,545         2.2

Douglas A. Waugaman(4)(6)...................................................................     112,469           *

Robert M. Wilson(4)(6)......................................................................      43,403           *

Ronald Halchishak(4)(6).....................................................................      57,090           *

David G. Ledlow(4)(6).......................................................................      53,511           *

William M. Barnum, Jr.(4)(7)................................................................     455,317         1.8

James R. Buch(4)(6).........................................................................       6,525           *

David P. Lanoha(4)(8).......................................................................     149,855           *

Christopher A. Laurence(4)(7)...............................................................       7,261           *

Eric L. Mattson(4)(6).......................................................................       5,625           *

Britton H. Murdoch(4)(9)....................................................................       7,625           *

John M. Sullivan(4)(6)......................................................................       5,625           *

All directors and executive officers as a group (12 individuals)............................   1,442,851         5.8%

------------------------

*   Beneficial ownership does not exceed 1% of the outstanding Shares.

(1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares that each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person.

(2) Based on a Schedule 13G for the year ended December 31, 1998 and filed on February 8, 1999. In that Schedule 13G, Capital Research and Management Company reported that it beneficially owned a total of 1,600,000 Shares. Of those Shares, it had sole investment discretion with respect to all of the Shares and had voting authority with respect to none of the Shares. The address of Capital Research and Management Company is 333 S. Hope Street, Los Angeles, California 90071.

(3) Based on a Schedule 13G for the year ended December 31, 1998 and filed on February 5, 1999. In that Schedule 13G, Pilgrim Baxter & Associates, Ltd. reported that it beneficially owned a total of 1,384,000 Shares. Of those Shares, it had sole investment discretion with respect to all of the Shares and had voting authority with respect to 965,800 of the Shares. The address of Pilgrim Baxter & Associates, Ltd. is 825 Duportail Road, Wayne, Pennsylvania 19087.

(4) Excludes Shares issuable upon exercise of options that are not exercisable within 60 days of the date of the table set forth above, as follows: Mr. Reid--330,058 Shares; Mr. Waugaman--112,000 Shares; Mr. Wilson--99,500 Shares; Mr. Halchishak--67,000 Shares; Mr. Ledlow--67,000 Shares; Mr. Barnum--6,875 Shares; Mr. Buch--5,975 Shares; Mr. Lanoha--9,375 Shares; Mr. Laurence-- 6,875 Shares; Mr. Mattson--6,875 Shares; Mr. Murdoch--6,875 Shares; and Mr. Sullivan--6,875 Shares.

(5) Includes Shares subject to vesting that may be repurchased by RSC if they fail to vest.

(6) The address of this person is c/o Rental Service Corporation, 6929 E. Greenway Parkway, Suite 200, Scottsdale, Arizona 85254.

(7) Mr. Barnum, a director of RSC, is a general partner of BBP, the general partner of Brentwood RSC Partners, L.P., which owns 417,972 Shares. Accordingly, Mr. Barnum may be deemed to be the beneficial owner of the Shares owned by BBP and for purposes of this table they are included. Mr. Barnum disclaims beneficial ownership of such Shares. The address of Brentwood RSC Partners, L.P., Mr. Barnum and Mr. Laurence is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

(8) The address of this person is c/o Rental Service Corporation, 11250 East 40th Avenue, Denver, Colorado 60239.

(9) The address of this person is c/o V-Span, 1100 First Avenue, Suite 400, King of Prussia, Pennsylvania 19406.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires RSC's directors, officers and beneficial owners of more than 10% of the Shares to file with the SEC initial reports of ownership and reports of changes in ownership of the Shares and other equity securities of RSC. Based solely on its review of the copies of such reports received by it, or written representations from reporting persons, RSC believes that during the fiscal year ended December 31, 1998, its officers, directors and holders of more than 10% of the Shares complied with all Section 16(a) filing requirements with the following exception: John Markle, an executive officer of RSC during the fiscal year ended December 31, 1998, filed a late Form 4 reporting one transaction.

                             EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The following table provides certain summary information concerning compensation paid or accrued by RSC to or on behalf of its Chief Executive Officer and each of its four other most highly compensated executive officers for all services rendered in all capacities to RSC during the fiscal years ended December 31, 1998, 1997 and 1996:

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM COMPENSATION
                                                     ANNUAL COMPENSATION                 ----------------------------
                                           ----------------------------------------                        NUMBER OF
                                                                       ALL OTHER         RESTRICTED       SECURITIES
                                                                      COMPENSATION          STOCK         UNDERLYING
NAME AND PRINCIPAL POSITION          YEAR  SALARY ($)  BONUS ($)(1)       ($)            AWARDS ($)       OPTIONS (3)
-----------------------------------  ----  ----------  ------------  --------------      -----------      -----------
Martin R. Reid
  Chairman and Chief Executive
    Officer........................  1998  $  516,704  $   500,000         $10,500(2)    $ 3,466,057(4)      173,411(5)
                                     1997     339,361      300,000          10,122(2)             --         200,000(5)
                                     1996     294,231       84,375           5,641(2)             --              --
Douglas A. Waugaman (6)
  President and Chief Operating
    Officer........................  1998     179,216      149,960           1,887(2)             --          16,000
                                     1997     166,531      200,000           2,121(2)             --         100,000
                                     1996     155,923       42,900           7,149(2)             --              --
Robert M. Wilson
  Executive Vice President, Chief
    Financial Officer, Secretary
      and Treasurer................  1998     180,796      103,185           4,209(2)             --          16,000
                                     1997      99,300           --          75,287(7)             --          75,000
                                     1996          --           --              --                --              --
Ronald Halchishak
  Senior Vice President of
    Operations.....................  1998     173,193      123,058           2,128(2)             --          16,000
                                     1997     148,260       75,000           1,408(2)             --              --
                                     1996     150,000      100,000             910(2)             --          71,250
David G. Ledlow
  Senior Vice President of
    Operations.....................  1998     154,274      120,000             522(2)             --          16,000
                                     1997     137,132       75,000          16,754(2)             --              --
                                     1996     117,692       36,709           4,200(2)             --          71,250

------------------------

(1) The amount of any bonus earned in each fiscal year is paid, and accounted for in the preceding table, in the next succeeding fiscal year. As a result, the preceding table does not include bonuses earned with respect to fiscal year 1998, which were paid on March 31, 1999 as follows: Mr. Reid--$500,000; Mr. Waugaman--$156,490; Mr. Wilson--$137,981; Mr. Halchishak--$146,250; and
    Mr. Ledlow-- $143,774. In addition, the preceding table does not include one-time cash bonuses awarded on June 12, 1999 as follows: Mr. Waugaman--$75,000; Mr. Wilson--$75,000; Mr. Halchishak--$10,000; and Mr. Ledlow--$10,000. These additional bonuses were awarded in recognition of the contributions of the foregoing individuals to RSC and their efforts over the course of several months in connection with the Agreement and Plan of Merger (the "NationsRent Merger Agreement"), dated as of January 20, 1999, between RSC and NationsRent, Inc. ("NationsRent"), which was terminated by mutual agreement of the parties on May 20, 1999, and related matters. Mr. Reid did not receive any such bonus.

(2) Consists of one or more of the following: (1) an automobile allowance, (2) relocation expenses reimbursed by RSC, and (3) insurance premiums paid by RSC for life insurance and disability policies covering the officer.

(3) The preceding table does not include options granted on January 4, 1999 as follows: Mr. Reid-- 200,000; Mr. Waugaman--50,000; Mr. Wilson--50,000; Mr. Halchishak--25,000; and Mr. Ledlow-- 25,000. Each of these options was granted at an exercise price of approximately $15.13 per Share.

(4) At December 31, 1998, Mr. Reid held 261,589 shares of restricted stock with an aggregate market value of $4.1 million (based on the market price of the Shares as reported by the New York Stock Exchange, Inc. on December 31,
    1998). This restricted stock is subject to vesting in equal installments over four years from the respective dates of grant; however, the vesting may be accelerated under certain circumstances, including a change of control.

(5) In January 1998, Mr. Reid entered into an employment agreement with RSC. In connection with this agreement, Mr. Reid's 200,000 then-outstanding options to purchase Shares became immediately exercisable. Additionally, Mr. Reid was granted stock options to purchase 190,000 Shares vesting in equal installments over four years (or earlier if certain performance criteria are met, or upon a change of control). On February 25, 1998, Mr. Reid surrendered options to purchase 57,000 Shares. These surrendered options are not included in this table. On April 29, 1998, Mr. Reid was granted stock options to purchase 40,411 Shares vesting in equal installments over four years (or earlier if certain performance criteria are met, or upon a change of control).

(6) Mr. Waugaman was appointed President and Chief Operating Officer of RSC on April 13, 1999.

(7) Consists of relocation expenses reimbursed by RSC ($70,309), an automobile allowance and insurance premiums paid by RSC for life insurance and disability policies covering Mr. Wilson.

    OPTIONS GRANTED TO CERTAIN EXECUTIVE OFFICERS. The following table sets forth information concerning individual grants of stock options made by RSC during the year ended December 31, 1998 to its Chief Executive Officer and each of its four other most highly compensated executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                    POTENTIAL REALIZABLE
                                                             INDIVIDUAL GRANTS
                                          --------------------------------------------------------    VALUE AT ASSUMED
                                                           PERCENT OF                                 ANNUAL RATES OF
                                            NUMBER OF     TOTAL OPTIONS                                 STOCK PRICE
                                           SECURITIES      GRANTED TO     EXERCISE OR                 APPRECIATION FOR
                                           UNDERLYING     EMPLOYEES IN    BASE PRICE                    OPTION TERM
                                             OPTIONS       FISCAL YEAR        PER      EXPIRATION   --------------------
                                          GRANTED(1)(2)       1998         SHARE($)       DATE       5% ($)     10% ($)
                                          -------------  ---------------  -----------  -----------  ---------  ---------
                                                                                                       (IN THOUSANDS)
Martin R. Reid
  Chairman and Chief Executive
    Officer.............................      190,000(3)        32.9%      $   20.19      1/14/08   $   2,412  $   6,113
                                               40,411            7.0%          28.56      4/29/08         726      1,840

Douglas A. Waugaman (4)
  President and Chief Operating
    Officer.............................       13,656            2.4%          22.88      2/25/08         196        498
                                                1,344            0.2%          26.38      4/15/08          22         56
                                                1,000            0.2%          28.56      4/29/08          18         46

Robert M. Wilson
  Executive Vice President, Chief
    Financial Officer, Secretary
    and Treasurer.......................       13,656            2.4%          22.88      2/25/08         196        498
                                                1,344            0.2%          26.38      4/15/08          22         56
                                                1,000            0.2%          28.56      4/29/08          18         46

Ronald Halchishak
  Senior Vice President of Operations...       13,656            2.4%          22.88      2/25/08         196        498
                                                1,344            0.2%          26.38      4/15/08          22         56
                                                1,000            0.2%          28.56      4/29/08          18         46

David G. Ledlow
  Senior Vice President of Operations...       13,656            2.4%          22.88      2/25/08         196        498
                                                1,344            0.2%          26.38      4/15/08          22         56
                                                1,000            0.2%          28.56      4/29/08          18         46

------------------------

(1) All options granted vest equally over four years from the date of grant; however, those granted to Mr. Reid may vest earlier if certain performance criteria are met or upon a "change of control" (as defined in the Reid Employment Agreement).

(2) The preceding table does not include options granted on January 4, 1999 as follows: Mr. Reid-- 200,000; Mr. Waugaman--50,000; Mr. Wilson--50,000; Mr. Halchishak--25,000; and Mr. Ledlow-- 25,000. Each of these options was granted at an exercise price of approximately $15.13 per Share.

(3) Includes options to purchase 57,000 Shares surrendered by Mr. Reid on February 25, 1998.

(4) Mr. Waugaman was appointed President and Chief Operating Officer of RSC on April 13, 1999.

    AGGREGATED OPTION EXERCISES. The following table sets forth information (on an aggregated basis) concerning each exercise of stock options made during the year ended December 31, 1998 by RSC's Chief Executive Officer and each of its four other most highly compensated executive officers and the year-end value of unexercised options:

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED         "IN-THE-MONEY" OPTIONS
                                                                   OPTIONS AT FISCAL             AT FISCAL YEAR-END(2)
                                    NUMBER OF        VALUE              YEAR-END           ---------------------------------
                                 SHARES ACQUIRED   REALIZED    --------------------------   EXERCISABLE
                                 ON EXERCISE(1)       ($)      EXERCISABLE  UNEXERCISABLE       ($)        UNEXERCISABLE ($)
                                 ---------------  -----------  -----------  -------------  --------------  -----------------
Martin R. Reid
  Chairman and Chief Executive
  Officer......................            --             --      200,000        173,411             --               --
Douglas A. Waugaman(3)
  President and Chief Operating
  Officer......................            --             --       25,000         91,000             --               --
Robert M. Wilson
  Executive Vice President,
  Chief Financial Officer,
  Secretary and Treasurer......            --             --       18,750         72,250             --               --
Ronald Halchishak
  Senior Vice President of
  Operations...................        11,150      $ 247,387       37,510         49,750     $   11,988        $   5,916
David G. Ledlow
  Senior Vice President of
  Operations...................         6,006        150,090       37,500         49,750         11,831            5,916

------------------------

(1) As of the date of this Information Statement, none of the foregoing individuals had exercised any options since December 31, 1998.

(2) Options are "in-the-money" at the fiscal year end if the fair market value (based on the closing price of the Shares on the NYSE on December 31, 1998 of approximately $15.69 per Share) of the underlying securities on such date exceeds the exercise or base price of the option.

(3) Mr. Waugaman was appointed President and Chief Operating Officer of RSC on April 13, 1999.

AGREEMENTS WITH MR. REID

    EMPLOYMENT AGREEMENT. RSC and Mr. Reid are parties to an employment agreement, dated as of January 14, 1998 (as amended, the "Reid Employment Agreement"), pursuant to which Mr. Reid is employed as Chairman of the Board and Chief Executive Officer. The term of the Reid Employment Agreement expires on December 31, 2001, but will be automatically extended for one additional year at the end of each calendar year, unless earlier terminated. The Reid Employment Agreement provides for a base salary of no less than $500,000. Mr. Reid is also eligible to receive a yearly bonus of up to $500,000, if specified performance criteria are met. In addition, Mr. Reid is entitled to four weeks vacation and all benefits generally available to other RSC executives.

    The Reid Employment Agreement may be terminated by Mr. Reid or RSC at any time, with or without cause. In addition, if requested by the RSC Board, Mr. Reid will resign as Chief Executive Officer, but will remain as Chairman of the Board and devote at least 50% of his time to RSC. Beginning with the first full year after his resignation, Mr. Reid's base salary and corresponding bonus opportunity would each be reduced to $250,000. The RSC Board may also request that Mr. Reid step down as Chairman of the Board, and, in such circumstance, Mr. Reid would remain an RSC employee at a base salary not less than $125,000, depending on the time he devotes.

    Except where there has been a "change of control," if Mr. Reid's active employment in all capacities is terminated by RSC without "cause" (as defined in the Reid Employment Agreement), Mr. Reid will be entitled to receive severance pay equal to his then-current base salary through the remaining term of the Reid Employment Agreement plus the maximum bonus opportunity available if he had continued in the position from which he was terminated. Additionally, Mr. Reid will be entitled to immediate vesting of all his unvested options and restricted stock. In addition, for the remainder of the term of the Reid Employment Agreement, Mr. Reid will be treated as an active employee for purposes of all benefits and will be entitled to health insurance coverage until age 65. No severance pay or benefit continuation will be available if Mr. Reid is terminated for cause or if he resigns (other than due to a breach of the Reid Employment Agreement by RSC) or is asked by the RSC Board to resign as Chief Executive Officer or step-down as Chairman of the Board. Under the Reid Employment Agreement, a "change of control" includes (1) the acquisition by any person (other than any employee benefit plan maintained by RSC) of beneficial ownership of 50% or more of the Shares; (2) the disposition of all or substantially all of the business of RSC pursuant to a merger, consolidation or other transaction in which either RSC is not the surviving company or the stockholders of RSC immediately prior to the transaction do not continue to own at least 60% of the surviving corporation immediately after the transaction; or
(3) individuals who constituted the RSC Board as of January 14, 1998 cease for any reason to constitute at least a majority of the RSC Board (provided that any individual whose election or nomination to the RSC Board was approved by at least two-thirds of the directors comprising the RSC Board as of the date of the Reid Employment Agreement shall be considered as though such individual were a member of the RSC Board as of January 14, 1998, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other actual or overtly and publicly threatened solicitation of proxies or consents by or on behalf of a person or entity other than the RSC Board).

    Upon a change of control, all of Mr. Reid's unvested stock options and restricted stock will vest. In addition, if within 24 months after a change of control, Mr. Reid is terminated without cause or voluntarily terminates his employment for "good reason" (as defined in the Reid Employment Agreement), then, in place of other severance payments, he will receive a payment equal to two and one-half times his highest base salary and annual bonus opportunity during the term of the Reid Employment Agreement prior to the change of control. RSC must also continue to provide Mr. Reid with health and life insurance comparable to that in effect on the date of the change of control for 30 months or until he is re-employed and eligible for health and life insurance benefits from a new employer that are at least as favorable as those provided by RSC. In addition, Mr. Reid will either be fully vested in his account under RSC's 401(k) plan (as described herein) upon the change of control or receive payments equal to the unvested portion of that account. RSC must also transfer to Mr. Reid the company-owned car he was using at the time of the change of control or pay him two and one-half times his annual car allowance.

    During the term of the Reid Employment Agreement, and for four years after any termination of employment for any reason, Mr. Reid cannot directly or indirectly engage in any business that competes with RSC, whether as an owner, director, officer, employee, consultant or otherwise, subject to limited investments in public companies and a pre-existing loan to a family member.

    If Mr. Reid's employment is terminated as a result of his death or disability, all of his unvested options and restricted stock will vest, and he or his estate will receive his unpaid base salary through the date of such death or disability plus a pro rata portion of his maximum bonus opportunity for that year.

    In connection with the execution of the Reid Employment Agreement, RSC accelerated the vesting of Mr. Reid's 200,000 then-outstanding options to purchase Shares and those options became immediately exercisable.

    RESTRICTED STOCK AND OPTION GRANTS. On January 14, 1998, Mr. Reid was granted options to purchase 190,000 Shares, vesting in equal installments over four years (or earlier if certain performance criteria are met), and 10,000 shares of restricted stock, vesting in equal installments over four years. However, the options will vest immediately if Mr. Reid presents a chief executive officer succession plan that is approved by the RSC Board, but in no event earlier than one year from the grant of such options. In addition, the vesting of the restricted stock may be accelerated under certain circumstances, including a "change of control" (as defined in the Reid Employment Agreement). On February 25, 1998, Mr. Reid surrendered to RSC options to purchase 57,000 Shares in order to ensure the number of Shares available for issuance pursuant to the 1996 Equity Participation Plan described below was sufficient to allow certain grants of stock options to other officers. On April 29, 1998, Mr. Reid was granted options to purchase 40,411 Shares and 16,589 shares of restricted stock. These options and restricted stock are subject to the same vesting as those granted in January 1998.

    On October 9, 1998, RSC issued Mr. Reid an additional 235,000 shares of restricted stock. The restricted stock is subject to vesting in equal installments over four years; however, the vesting may be accelerated under certain circumstances, including a "change of control" (as defined in the Reid Employment Agreement). RSC also entered into an agreement to loan Mr. Reid the amount of any tax liability resulting from this grant of restricted stock (up to $1.4 million). The loan accrues interest at a rate equal to the current rate on RSC's revolving credit facility (which, as of June 28, 1999, was 7.3%), with principal and interest due upon 100% vesting of the restricted stock and in certain other circumstances. The loan is secured by the restricted stock and will be forgiven based on the market price of the Shares reaching certain levels, and in certain other circumstances if the vesting of the restricted stock is accelerated. At June 28, 1999, Mr. Reid owed RSC $1.4 million, including accrued interest, under this loan agreement.

    On January 4, 1999, Mr. Reid was granted options to purchase 200,000 Shares at an exercise price of approximately $15.13 per Share and vesting in equal installments over four years.

TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

    RSC has entered into severance agreements (collectively, the "Severance Agreements") with each of Messrs. Waugaman, Wilson, Halchishak and Ledlow providing for certain benefits upon termination of employment either by RSC without cause or by the executive officer due to a reduction in base salary and benefits (other than across the board salary cuts for employees at the executive officer's level or changes in benefits). These benefits include a lump sum severance payment equal to 100% of the executive officer's base salary, plus a pro rata portion of the current-year bonus opportunity, plus life, disability, accident and group health insurance benefits substantially similar to those received by the executive officer immediately prior to termination for a 12 month period. In addition, all stock options granted prior to 1996, all stock options scheduled to vest in the year of termination and one-third of all other stock options held by such executive officer, if any, shall become vested and exercisable effective as of the day immediately prior to the date of termination of the executive officer. As consideration for these benefits, each of Messrs. Wilson, Halchishak and Ledlow agreed that during the term of their Severance Agreement and for 12 months after termination of employment for any reason they would not solicit any customers of RSC or hire or offer employment to any of RSC's employees. Mr. Waugaman agreed that during the term of his Severance Agreement and for 3 months after termination of employment for any reason he would not solicit any customers of RSC or hire or offer employment to any of RSC's employees. The Severance Agreements: (1) with Messrs. Halchishak and Ledlow will continue in effect through December 31, 2001, (2) with Mr. Wilson will continue in effect through April 14, 2000, and (3) with Mr. Waugaman will continue in effect through June 30, 2001.

    RSC has also entered into executive severance agreements (collectively, the "Executive Severance Agreements") with Messrs. Waugaman, Wilson, Halchishak and Ledlow providing that upon a "change of control," they will be entitled to certain benefits upon the subsequent termination of their employment within two years following the change of control, unless the termination is due to death or disability or if the termination is by RSC for "cause" or by the officer other than for "good reason" (each as defined in the Executive Severance Agreements). The benefits under the Executive Severance Agreements include, in lieu of any other severance obligation of RSC, severance payments equal to 200% of the executive officer's base salary, plus an additional lump sum payment equal to the maximum bonus for the current year plus the following two years, plus certain "gross-up" payments if any of the other payments would be subject to "golden parachute" excise taxes. The benefits also include continuation of health and life insurance for 18 months following termination (unless earlier provided by another employer) and vesting of all 401(k) plan accounts. In addition, all stock options accelerate and become immediately vested and exercisable, and all restricted stock immediately vests following a termination that gives rise to the benefits under the Executive Severance Agreements. The Executive Severance Agreements also provide that, for twelve months following a termination that gives rise to the benefits thereunder, the executive officers will not compete with RSC. Under the Executive Severance Agreements, the term "change of control" has the same meaning given to such term in the Reid Employment Agreement. The Executive Severance Agreements are, except as specifically provided therein, in addition to the Severance Agreements.

THE 1999 SEVERANCE PLANS

    The RSC Board believes that one of RSC's most important resources is its employees and considers it essential to the best interests of RSC's stockholders to foster the continuous employment of its employees and those of its subsidiaries. In addition, the RSC Board recognizes that, as is the case with many publicly-held corporations, the possibility of the consummation of a transaction effecting a change in control of RSC may exist and that such possibility, and the uncertainty and questions that it causes, could result in the departure or distraction of personnel to the detriment of RSC and its stockholders.

    As a result of RSC's concern about the potentially disruptive effects of such changes in control on its employees, RSC retained the independent consulting firms Towers Perrin and Watson Wyatt & Company to advise the RSC Board and to evaluate the possibility of implementing certain supplemental severance pay plans to provide certain severance benefits to employees eligible under such plans.

    Based on the foregoing, at a meeting of the RSC Board on May 20, 1999, the RSC Board approved and adopted, and authorized RSC to implement and establish,
(1) a Supplemental Severance Pay Plan (the "Supplemental Severance Plan") for certain employees of RSC and its subsidiaries, (2) a Supplemental Severance Pay Plan for Key Corporate Employees (the "Corporate Employee Severance Plan") for certain key employees who are employed at RSC's corporate office, and (3) a Supplemental Severance Pay Plan for Key Field Employees (the "Field Employee Severance Plan") for certain key employees who are not employed at RSC's corporate office. The sole purpose of the Supplemental Severance Plan, the Corporate Employee Severance Plan and the Field Employee Severance Plan (collectively, the "1999 Severance Plans") is to reinforce and encourage the continued attention and dedication of RSC's employees to their duties and to foster their continued employment with RSC without distraction arising from the possibility of a change in control of RSC.

    The 1999 Severance Plans generally provide for certain severance benefits to eligible employees if, within twelve months following a "Change in Control," the employment of an employee eligible for benefits under the 1999 Severance Plans
(1) is involuntarily terminated other than by reason of the employee's death or disability or for "Cause" (as defined in the 1999 Severance Plans), or (2) is voluntarily terminated for "Good Reason" (as defined in the 1999 Severance Plans). Employees eligible for benefits under one of the 1999 Severance Plans will not be eligible under any of the other 1999 Severance Plans.

    The specific benefits and eligibility requirements under each of the 1999 Severance Plans are as follows:

    - SUPPLEMENTAL SEVERANCE PLAN. The benefits under the Supplemental Severance Plan include a lump sum cash payment in an amount equal to six weeks pay based on the base compensation of the employee as of the date of termination (or, if greater, as in effect immediately prior to the change in control) and the continuation of medical and dental insurance for a period of six weeks following the calendar month in which the employee is terminated. An employee of RSC or any of its subsidiaries who is not an eligible employee under either the Corporate Employee Severance Plan or the Field Employee Severance Plan is eligible for severance benefits under the Supplemental Severance Plan if such employee (1) is a regular, full-time employee of RSC or its subsidiaries who is not covered by a collective bargaining agreement providing for similar benefits, and (2) is not a party to a written employment agreement or severance agreement with RSC (other than RSC's standard employment offer letter). In addition, an employee eligible under the Supplemental Severance Plan immediately prior to a Change in Control whose scheduled work hours are unilaterally reduced thereafter will continue to be eligible under the Supplemental Severance Plan.

    - CORPORATE EMPLOYEE SEVERANCE PLAN. The benefits under the Corporate Employee Severance Plan include a lump sum cash payment in an amount equal to twelve weeks pay based on the base compensation of the employee as of the date of termination (or, if greater, as in effect immediately prior to the Change in Control) and the continuation of medical and dental insurance for a period of twelve weeks following the calendar month in which the employee is terminated. An employee of RSC or any of its subsidiaries who is employed in RSC's corporate office and who is not covered by a collective bargaining agreement providing for similar benefits is eligible for severance benefits under the Corporate Employee Severance Plan if such employee (1) is not a party to a written employment agreement or severance agreement with RSC (other than RSC's standard employment offer letter), and (2) is designated by the RSC Board or the Compensation Committee thereof as eligible to receive severance benefits under the Corporate Employee Severance Plan. In addition, an employee eligible under the Corporate Employee Severance Plan immediately prior to a Change in Control remains eligible under the Corporate Employee Severance Plan following the Change in Control.

    - FIELD EMPLOYEE SEVERANCE PLAN. The benefits under the Field Employee Severance Plan include a lump sum cash payment in an amount equal to eight weeks pay based on the base compensation rate of the employee as of the date of termination (or, if greater, as in effect immediately prior to the Change in Control) and the continuation of medical and dental insurance for a period of eight weeks following the calendar month in which the employee is terminated. An employee of RSC or any of its subsidiaries who is not employed in RSC's corporate offices or covered by a collective bargaining agreement providing for similar benefits is eligible for severance benefits under the Field Employee Severance Plan if such employee (1) is not a party to a written employment agreement or severance agreement with RSC (other than RSC's standard employment offer letter), and (2) is designated by the RSC Board or the Compensation Committee thereof as eligible to receive severance benefits under the Field Employee Severance Plan. In addition, an employee eligible under the Field Employee Severance Plan immediately prior to a Change in Control remains eligible under the Field Employee Severance Plan following the Change in Control.

    As defined in each of the 1999 Severance Plans, a "Change in Control" is deemed to have occurred for purposes of the 1999 Severance Plans if: (1) any person (other than any employee benefit plan maintained by RSC) acquires beneficial ownership of 50% or more of the common stock of RSC; (2) RSC is a party to a merger, consolidation or other transaction in which RSC is not the surviving company or the stockholders of RSC immediately prior to the transaction do not continue to own at least 60% of the surviving corporation immediately after the transaction; (3) RSC is materially or completely liquidated; or (4) individuals who constituted the RSC Board as of the effective date of the 1999 Severance Plans cease for any reason to constitute at least a majority of the RSC Board (provided that any individual whose election or nomination to the RSC Board was approved by at least two-thirds of the directors comprising the RSC Board as of the effective date of the 1999 Severance Plans shall be considered as though such individual were a member of the RSC Board as of such date, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other actual or overtly or publicly threatened solicitation of proxies or consents by or on behalf of a person or entity other than the RSC Board).

    The 1999 Severance Plans may be terminated by the RSC Board at any time and the RSC Board may from time to time amend any of the 1999 Severance Plans as the RSC Board may deem advisable. Notwithstanding the preceding sentence, no termination of, or amendment to, any of the 1999 Severance Plans on or after a change in control shall adversely affect the rights of any employee eligible immediately prior to such change in control for benefits under the 1999 Severance Plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to December 1996, RSC had no Compensation Committee or other committee of the RSC Board performing similar functions. Accordingly, decisions concerning compensation of executive officers were made by the entire RSC Board. Other than Mr. Reid, there were no officers or employees of RSC who participated in deliberations concerning such compensation matters. Mr. Reid was an executive officer of Tuboscope until April 1996. He served on the Executive Committee of the Board of Directors of Tuboscope, which is responsible for Tuboscope's compensation policies, until February 1998. Mr. Mattson, a director of RSC, is also a director of Tuboscope.

COMPENSATION COMMITTEE REPORT

    RSC's executive compensation policies are designed to develop a high quality management team and to motivate this team to achieve RSC's short-term and long-term goals. With this in mind, RSC seeks to develop overall compensation programs that provide the competitive compensation levels necessary to attract and retain experienced, innovative, and well-qualified executives. RSC then seeks to provide such executives with performance bonuses closely linked to their achievement of objective financial goals, such as growth in operating income and a favorable return on equity, and to more subjective goals, such as organizational development and corporate efficiency.

    Within this framework, RSC's Compensation Committee is responsible for determining all aspects of the compensation, including stock options or other awards, for each of RSC's executive officers.

    As one of the factors in its review of compensation matters, the Compensation Committee considers the anticipated tax effect on RSC and its executives of various payments and benefits. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a deduction for compensation in excess of $1,000,000 paid to certain highly compensated executive officers, unless such excess compensation qualifies as "performance-based compensation." The Compensation Committee will not necessarily limit executive compensation to that deductible by RSC under Section 162(m) of the Code.

    The three key components of RSC's compensation programs are base salary, performance bonuses and stock options and other awards.

    BASE SALARY. Base salary levels for all executive officers are reviewed annually. As part of this review, RSC takes into account the compensation packages offered by other companies in the equipment rental industry, as well as other consolidators comparable in size to RSC. RSC also gives consideration to the experience, responsibilities, management and leadership abilities of its individual executive officers and their actual performance on behalf of RSC.

    PERFORMANCE BONUSES. The Compensation Committee also sets the bonuses of the executive officers and consults with RSC's chief executive officer regarding RSC's bonus policies. Currently, RSC maintains certain bonus programs for key corporate employees and for operations management employees. The purpose of these programs is (1) to offer incentives to key management of RSC to reward them for achieving financial goals and further the alignment of interests of key management with RSC's stockholders, and (2) to provide incentives to operations management to maintain a high level of profitability and asset utilization and to achieve RSC's financial goals in individual markets. Bonuses for key corporate employees are based on RSC's achievement of certain earnings per share objectives. Each participant's bonus award is calculated as a percentage of base salary, and ranges from 0% to 100% of base salary. Bonuses for operations management employees are based on the degree to which region or individual location operating profit objectives are met, and generally range from 20% to 75% of the participant's base salary if financial targets are achieved. If financial targets are exceeded, participants may receive an additional bonus based on incremental regional or store profit.

    STOCK OPTIONS AND OTHER AWARDS. The Compensation Committee utilizes stock options, restricted stock and other equity awards as a key incentive to provide executives with the opportunity to become stockholders of RSC, and thereby share in the long-term appreciation in the value of the Shares. The Compensation Committee believes such awards are beneficial to RSC and RSC's stockholders because they directly align the interests of RSC's executives with those of RSC's other stockholders.

    The Compensation Committee determines the awards, if any, to be granted from time to time to executives pursuant to RSC's stock option plans. With the exception of the restricted stock awards to the chief executive officer, substantially all of the awards have been incentive stock options, which are granted at no less than the prevailing market value. Accordingly, such awards will only benefit executives if the price of the Shares increases over the term of the applicable option.

    The number of stock options to be granted to executives is determined by a formula which takes into account the executive's annual salary, RSC's stock price, a percentage multiple of the employee's annual salary based on his or her position, RSC's financial performance and an evaluation of compensation paid by competitors. Options are granted as compensation for performance and as an incentive to promote the future growth and profitability of RSC. In determining the relationship between the options to be granted to executive employees and the compensation paid by competitors to their executives, the Compensation Committee takes into account the outstanding options already held by each individual executive officer, and the projected value of the options based on historical and assumed appreciation rates of the Shares.

CHIEF EXECUTIVE OFFICER COMPENSATION

    As is the case for the other executive officers, RSC's chief executive officer compensation package consists of base salary, performance bonus, stock options and other awards.

    Prior to 1997, the chief executive officer did not have an employment contract. In 1997, at the direction of the RSC Board, the Compensation Committee began a significant ongoing analysis of the chief executive officer's compensation, which included the engagement of an independent compensation consultant and a review of chief executive officer compensation packages (including salary, stock options and restricted stock and various other provisions) of a variety of diversified companies. As a result of that analysis, the Compensation Committee authorized the drafting and negotiation of an employment contract with RSC's chief executive officer. That contract was approved by the RSC Board and was executed effective January 14, 1998. As a result of additional information obtained from the initial public offerings of competitors later in 1998 after the employment contract had been finalized, the Compensation Committee recommended an award of restricted stock to increase the chief executive officer's equity ownership of RSC so as to be more comparable with that of the chief executive officers of peer companies. In determining the chief executive officer's compensation and approving the employment contract and the grants of restricted stock, the RSC Board considered the recommendation of the Compensation Committee and the information provided by the compensation consultant, particularly with regard to the overall compensation packages of other chief executive officers in other companies in the equipment rental industry. In addition, the RSC Board considered RSC's performance and achievement of its financial and business goals and evaluated the chief executive officer's overall individual performance in the prior fiscal year. The RSC Board did not assign relative weights or rankings to each of these factors, but instead made its determination based on consideration of all factors.

                                          Compensation Committee

                                          BRITTON H. MURDOCH

                                          JOHN M. SULLIVAN

PERFORMANCE GRAPH

    The following line graph compares cumulative total stockholder return, assuming reinvestment of dividends, for: (1) the Shares; (2) the Standard & Poor's 500 Stock Index; and (3) the Russell 2000 Index. Because RSC did not pay dividends on the Shares during the measurement period, the calculation of the cumulative total stockholders' return does not include dividends. The Russell 2000 Index is included because it is comprised of publicly traded issuers with total market capitalization similar to that of RSC. Because of the small number of publicly-traded companies in RSC's peer group, RSC does not believe it can reasonably identify a group of peer issuers at this time. The graph assumes $100 was invested on September 18, 1996 (the date on which RSC consummated its initial public offering and was registered under Section 12 of the Exchange
Act).

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            RENTAL
            SERVICE
             CORP      S&P 500 INDEX   RUSSELL 2000 INDEX
9/18/96       100.00           100.00              100.00
9/30/96        99.43           100.00              100.00
12/31/96      126.44           108.34              105.20
3/31/97        87.36           111.24               99.76
6/30/97       120.69           130.66              115.93
9/30/97       103.16           140.45              133.16
12/31/97      112.93           144.48              128.70
3/31/98       106.90           164.63              141.65
6/30/98       154.60           170.07              135.04
9/30/98        82.76           153.15              107.84
12/31/98       72.13           185.77              125.10

  MEASUREMENT PERIOD                                          RUSSELL 2000
  (FISCAL YEAR COVERED)            RSC      S&P 500 INDEX         INDEX
------------------------------  ---------  ---------------  -----------------
      Measurement Pt.: 9/18/96     100.00        100.00            100.00
                       9/30/96      99.43        100.00            100.00
                      12/31/96     126.44        108.34            105.20
                       3/31/97      87.36        111.24             99.76
                       6/30/97     120.69        130.66            115.93
                       9/30/97     103.16        140.45            133.16
                      12/31/97     112.93        144.48            128.70
                       3/31/98     106.90        164.63            141.65
                       6/30/98     154.60        170.07            135.04
                       9/30/98      82.76        153.15            107.84
                      12/31/98      72.13        185.77            125.10

401(K) PLAN

    RSC maintains a 401(k) Retirement Savings Plan (the "401(k) Plan") to provide retirement and other benefits to its employees and to permit its employees a means to save for their retirement. The 401(k) Plan is intended to be a tax-qualified plan under Section 401(a) of the Code.

    RSC's employees become eligible to participate in the 401(k) Plan, and to have salary deferral contributions made on their behalf, after they complete six months of service and attain the age of 18.

    Subject to legal limitations, participants may elect, by salary reduction, to have 401(k) Plan contributions of 2% to 16% of their compensation made to their accounts. Under the 401(k) Plan, RSC may make discretionary profit sharing contributions on behalf of participants who have completed 1,000 hours of service during the plan year or six months of continuous employment and are employed on the last day of the plan year (or have retired after attaining age 65, died or incurred a disability in a plan year), based on compensation. RSC made discretionary contributions of $150,000 in 1996, $436,000 in 1997 and $990,000 in 1998 under the 401(k) Plan.

    Participants in the 401(k) Plan always have a 100% vested and nonforfeitable interest in the value of their contributions. Participants become vested in RSC's profit sharing and matching contributions based on a graded five year vesting schedule (or upon a participant's retirement after attaining age 65, death or disability, if earlier). Participants are entitled to receive the vested amounts in their accounts in a single lump-sum payment on death, disability, retirement or termination of employment. In certain circumstances, participants may receive loans and hardship withdrawals from their 401(k) Plan accounts.

STOCK OPTION PLANS

    RSC currently maintains two plans, the Stock Option Plan for Key Employees (the "1995 Plan") and the 1996 Equity Participation Plan (the "1996 Plan"), pursuant to which specified employees or directors may obtain options or other awards enabling them to participate in RSC's equity. The RSC Board adopted the 1996 Plan on December 5, 1996, and it was approved by RSC's stockholders on February 5, 1997. The principal purposes of the 1996 Plan are to provide incentives for RSC's officers, directors, key employees and consultants through the granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in RSC's development and financial success, and inducing them to remain in RSC's service. In addition to awards made to officers, key employees or consultants, the 1996 Plan provides for the granting of options ("Directors Options") to RSC's non-employee directors pursuant to a formula. The 1995 Plan is maintained for the benefit of certain of RSC's employees for similar purposes.

    THE 1995 PLAN. The 1995 Plan provides that the RSC Board, or a committee appointed by the RSC Board (in either case, the "1995 Plan Committee"), may grant non-transferable incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") to key employees. The 1995 Plan Committee has the full authority and discretion, subject to the terms of the 1995 Plan, to determine those individuals who are eligible to be granted options and the amount and type of these options. Terms and conditions of options are set forth in written option agreements. An aggregate of up to 324,000 Shares are issuable under the 1995 Plan, however, as of the date of this Information Statement, none of these Shares were available for future stock option grants.

    THE 1996 PLAN. The 1996 Plan is administered by the Compensation Committee, or a subcommittee thereof, with respect to grants to RSC's employees or consultants, and by the RSC Board with respect to Director Options. Subject to the terms and conditions of the 1996 Plan, the Compensation Committee or the RSC Board, as applicable, has the authority to select the persons to whom awards are to be made, to determine the number of Shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1996 Plan.

    The 1996 Plan provides that the Compensation Committee may grant or issue stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock-related benefits and awards, or any combination thereof. Each award under the 1996 Plan is set forth in a separate written agreement with the person receiving such award. Under the 1996 Plan, not more than 2,000,000 Shares (or the equivalent in other equity securities) are authorized for issuance upon exercise or vesting of any awards thereunder. As of June 28, 1999, 192,748 Shares were available for future awards under the 1996 Plan. Furthermore, the maximum number of Shares that may be subject to options or SARs granted under the 1996 Plan to any individual in any calendar year cannot exceed 200,000.

    Awards under the 1996 Plan may be granted to (1) individuals who are then officers or other employees of RSC or any of its subsidiaries who are determined by the Compensation Committee to be key employees, and (2) consultants of RSC selected by the Compensation Committee for participation in the 1996 Plan. Approximately 200 officers and other employees are currently eligible to participate in the 1996 Plan. During the term of the 1996 Plan and pursuant to a formula, (A) each non-employee director is automatically granted an NQSO to purchase 10,000 Shares on the date of such director's initial election to the RSC Board, and (B) each then-current non-employee director is automatically granted an NQSO to purchase 2,500 Shares at each subsequent annual meeting at which such director is reelected to the RSC Board.

MANAGEMENT INCENTIVE COMPENSATION PLAN

    RSC maintains an annual bonus plan (the "Management Incentive Compensation Plan") under which RSC's chief executive officer and certain other executives (the "Covered Employees") are eligible to receive bonus payments. The Management Incentive Compensation Plan is intended to provide an incentive for superior work, to motivate Covered Employees toward even higher achievement and business results, to tie their goals and interests to those of RSC and its stockholders and to enable RSC to attract and retain highly qualified senior employees.

    The Management Incentive Compensation Plan is administered by a committee consisting of at least two members of the RSC Board who qualify as "outside directors" under Section 162(m) of the Code (the "Bonus Committee"). The Bonus Committee currently consists of the members of the Compensation Committee. The Bonus Committee has the sole discretion and authority to administer and interpret the Management Incentive Compensation Plan.

    A Covered Employee may receive a bonus payment based upon the attainment of performance objectives established by the Bonus Committee and related to one or more of the following corporate business criteria, which may be limited, where applicable with respect to any Covered Employee, to store-level or regional operations: pre-tax income, operating income, cash flow, earnings per share, EBITDA, return on equity, return on invested capital or assets, cost reductions and savings, return on revenues, collection of accounts receivable or productivity. The actual amount of future bonus payments under the Management Incentive Compensation Plan is not presently determinable. However, the Management Incentive Compensation Plan provides that the maximum bonus for a Covered Employee shall not exceed $1,000,000 with respect to any fiscal year.

    The Management Incentive Compensation Plan is designed to ensure the annual bonuses paid to Covered Employees are deductible by RSC, without limit under
Section 162(m) of the Code. Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that may be deducted in any tax year, however, certain performance-based compensation is not subject to the deduction limit. The Management Incentive Compensation Plan is designed to provide this type of performance-based compensation.

    Bonuses paid to Covered Employees are based upon bonus formulas that tie bonuses to one or more objective performance standards. Bonus formulas for Covered Employees are adopted in each performance period by the Bonus Committee no later than the latest time permitted by Section 162(m) of the Code. No bonuses are paid to Covered Employees unless and until the Bonus Committee makes a certification in writing with respect to the attainment of the objective performance standards as required by Section 162(m) of the Code. The Bonus Committee may in its sole discretion reduce a bonus payable to a Covered Employee, however, the Bonus Committee has no discretion to increase the amount of a

Covered Employee's bonus. The Bonus Committee has the discretion to apply or not apply the foregoing provisions to bonuses paid to eligible employees who have not been designated as Covered Employees.

EXECUTIVE INCENTIVE BONUS PLAN

    RSC maintains a management bonus plan for key corporate employees. The purpose of this bonus plan is to offer incentives to RSC's key management so as to (1) reward them for achieving financial goals, and (2) further the alignment of their interests with those of RSC's stockholders. Bonuses under this plan are based on RSC's achievement of specified earnings per share objectives. Each participant's bonus award is calculated as a percentage of base salary, and generally ranges from 20% to 30% of base salary.

    In addition, RSC maintains region manager and general manager bonus plans (the "Operations Bonus Plan"). The Operations Bonus Plan is designed to provide incentives to operations management to maintain a high level of profitability and asset utilization and to achieve RSC's financial goals in their individual market. Bonuses under the Operations Bonus Plan are based on the degree to which region or individual location operating profit objectives are met and generally range from 20% to 75% of the participant's base salary if financial targets are achieved. If financial targets are exceeded, participants may receive an additional bonus based on the incremental regional or store profit.

    Bonuses under the Operations Bonus Plan are paid semi-annually. The first payment is made after finalization of the first six months results, and represents 50% of the bonus earned for that six months. The remainder of the bonus earned in the first six months is paid at year end. The second payment is calculated after RSC's year-end audited financial statements are finalized, and represents the total bonus earned less the amount paid for the first six-month period.

EXECUTIVE SAVINGS PLAN AND SURVIVOR PROTECTION PROGRAM

    In January 1998, the RSC Board approved (1) an Executive Savings Plan (the "ESP") pursuant to which RSC's senior executives may defer portions of their cash compensation, and (2) a Survivor Protection Program (the "SPP") pursuant to which RSC would pay survivor benefits to the beneficiaries of deceased senior executives and certain other members of RSC's senior management.

    THE ESP. RSC's senior executives may defer the receipt of a portion of their cash compensation pursuant to the ESP, whereby amounts, while deferred, earn interest at a rate of (1) for the first five years of the program, the greater of 10% or the average long-term bond yield, and (2) after the first five years of the program, the average of the long-term bond yield. In addition, an annual deferral incentive rate will be determined each year, beginning with the third year of the program, which rate will be added to the rates described in the previous sentence. Participants in the ESP will receive payments under the ESP upon the later of retirement or upon reaching age 55 with at least seven years of service to RSC. If RSC terminates a participant's employment, that participant will receive payments under the ESP upon reaching age 62. The payments will be made over a 15 year period, subject to the one-time right of participants to elect to receive 90% of their ESP account balance and forfeit the remainder. The trust administering the ESP may purchase life insurance policies to fund future payments under the ESP.

    THE SPP. To date, RSC has not executed any agreements to implement or fund potential obligations under the SPP. The contemplated benefit under the SPP is three times annual base salary (less $100,000) for senior executives and two times base salary (less $100,000) for other senior management participants, with a maximum benefit of $500,000 for both groups. RSC may purchase life insurance to fund payment of benefits under the SPP, and benefits would continue after a participant's retirement, with eligibility to begin upon the earlier of (1) the participant reaching age 62 or (2) the participant reaching age 55 with at least seven years of service to RSC.

EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

    In 1997, RSC adopted the Employee Qualified Stock Purchase Plan (the "QSP Plan"). In general, the QSP Plan authorizes RSC's employees to purchase Shares, through payroll deductions, at a purchase price of 85% of the fair market value of such Shares. The QSP Plan is intended to help RSC attract and retain experienced and capable persons who can make significant contributions to RSC's growth and success and to align their interests with those of RSC's stockholders.

    The QSP Plan provides for the issuance of up to 250,000 Shares. The QSP Plan also provides for appropriate adjustments in the number and kind of Shares subject to the QSP Plan and to outstanding purchase rights in the event of a stock split, stock dividend or certain other similar changes in the Shares and in the event of a merger, reorganization, consolidation or certain other types of recapitalizations.

    Each employee who has been employed by RSC for not less than six months and who is customarily employed for more than 20 hours per week and more than five months per calendar year is eligible to participate in the QSP Plan. RSC presently has approximately 2,800 employees who are eligible to participate in the QSP Plan.

    The per Share exercise price of each purchase right under the QSP Plan shall be an amount equal to the lesser of 85% of the fair market value of a Share on the first day of the offering period in which the eligible employee began participating in the QSP Plan or 85% of the fair market value of a Share on the date of exercise of an installment of the purchase right. The QSP Plan commenced on July 1, 1997. As of June 28, 1999, 203,474 Shares remain available under the QSP Plan.

INDEMNIFICATION AGREEMENTS

    Each of the directors on the RSC Board has entered into an indemnification agreement with RSC which supplements the indemnification provisions set forth in RSC's bylaws (collectively, the "Indemnification Agreements"). The Indemnification Agreements generally provide that RSC will indemnify each director, subject to certain limitations and exclusions, for any damages, judgments, fines, penalties, settlements and costs, attorneys' fees and other amounts, including any expenses of establishing a right to indemnification under the Indemnification Agreements, incurred by such director in connection with any threatened, pending or completed claim, action, suit or other proceeding brought against or involving such director by reason of the fact that the director is or was an officer or director of RSC or arising out of any action or inaction taken while serving as a director. The Indemnification Agreements authorize the director to bring suit to enforce a claim or request for indemnification thereunder and to recover the expenses of prosecuting such suit if successful in whole or in part. RSC also agrees, at the request of the director, to advance the expenses of any proceeding (other than the amount of any settlement) giving rise to a claim for indemnification under the Indemnification Agreements, subject to repayment to the extent the director ultimately is not entitled to indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    From time to time, BBP has received investment banking fees from RSC in connection with certain acquisitions. Investment banking fees paid to BBP totaled $388,000 in 1996, $1.1 million in 1997, $0 in 1998 and $0 to date in 1999. RSC's obligation to pay these investment banking fees to BBP terminated upon the completion of RSC's initial public offering in 1996. However, RSC, in its discretion, may utilize BBP's investment banking services under the same fee arrangement. Mr. Barnum, a general partner of BBP, also serves as a director of RSC. Mr. Barnum does not receive additional compensation from BBP for service as a director of RSC.

    In connection with the acquisition of Center Rentals in December 1997, RSC entered into leases for certain of Center Rentals' facilities with David P. Lanoha, a director of RSC, and certain partnerships affiliated with Mr. Lanoha. The leases initially expire in 2002, with options to extend for three periods of five years each. The aggregate annual rent under such leases is $720,000. RSC believes the terms of these leases are no less favorable than those that could be obtained from unaffiliated third parties. Prior to the acquisition of Center Rentals, these locations had been leased by Center Rentals from Mr. Lanoha and his affiliates and, in connection with the acquisition, these leases were terminated.

    In addition, RSC and Mr. Reid are parties to the Reid Employment Agreement and Messrs. Waugaman, Wilson, Halchishak and Ledlow have entered into the severance agreements described in this Information Statement.